**SEMI-ANNUAL REPORT**

MARCH 31, 2008



MARSICO
FUNDS®

Helping you appreciate life℠

A solid financial foundation can help you
experience more opportunities in life.



**DEAR SHAREHOLDER:**

*Enclosed is your semi-annual report for The Marsico Investment Fund, encompassing the six-month fiscal period from October 1, 2007 to March 31, 2008.*

*The purpose of this report is to provide a retrospective for the Marsico Funds' six-month investment results by discussing what we believe were the main areas that impacted performance – including the macroeconomic environment, sector and industry positioning, and individual stock selection – as compared to the Funds' performance benchmark indexes. Certain sector or industry classifications used in the discussion and review portions of the semi-annual report may be broader or narrower than those used in Key Fund Statistics, Fund Overviews, Schedules of Investments, or elsewhere in this report. For our updated commentary regarding the market environment and the Funds' overall investment postures, please refer to the Funds' most recent quarterly shareholder update, which is available on the Funds' website at www.marsicofunds.com.*

*We also wanted to remind you that on December 14, 2007, the transaction to purchase the Funds' investment adviser, Marsico Capital Management, LLC, from Bank of America closed successfully, after receiving Marsico Fund shareholder approval earlier in 2007. Marsico Capital Management is now an independent, employee-owned firm. Marsico Capital Management continues to provide the same investment advisory services to the Funds as it did prior to the transaction.*



| FUND | PERFORMANCE COMPARISON[1] | SECTOR ALLOCATION[2] | TOP FIVE HOLDINGS | GROWTH OF $10,000[1][3] | NET ASSET INFORMATION |
|------|---------------------------|----------------------|-------------------|-------------------------|-----------------------|

## Marsico Focus Fund (MFOCX)

For additional disclosures about the Marsico Focus Fund, please see page 12.

**Performance Comparison** — Total Annual Operating Expenses* 1.23%

| Period | Marsico Focus Fund | S&P 500 Index |
|--------|--------------------|---------------|
| One Year (4/1/07–3/31/08) | −1.78% | −5.08% |
| Five Year (4/1/03–3/31/08) | 11.25% | 11.31% |
| Ten Year (4/1/98–3/31/08) | 5.82% | 3.50% |
| Average Annual Since Inception (12/31/97–3/31/08) | 7.84% | 4.74% |

**Sector Allocation**
- Consumer, Cyclical 26.87%
- Consumer, Non-cyclical 18.27%
- Financial (includes REITs) 16.35%
- Energy 12.80%
- Industrial 12.64%
- Communications 6.96%
- Basic Materials 6.11%

**Top Five Holdings**
| Holding | % |
|---------|---|
| McDonald's Corporation | 7.43% |
| Transocean, Inc. | 5.26% |
| Genentech, Inc. | 4.97% |
| Visa, Inc. – Cl. A | 4.96% |
| Industrial & Comm. Bank of China – Cl. H | 4.90% |

**Growth of $10,000** (3/31/98 – 3/31/08): Marsico Focus Fund $17,600; S&P 500 Index $14,112

**Net Asset Information**
- Net Assets 3/31/08 $3,973,450,875
- Net Asset Value Per Share 3/31/08 $17.26

## Marsico Growth Fund (MGRIX)

For additional disclosures about the Marsico Growth Fund, please see page 17.

**Performance Comparison** — Total Annual Operating Expenses* 1.24%

| Period | Marsico Growth Fund | S&P 500 Index |
|--------|---------------------|---------------|
| One Year (4/1/07–3/31/08) | −1.62% | −5.08% |
| Five Year (4/1/03–3/31/08) | 11.34% | 11.31% |
| Ten Year (4/1/98–3/31/08) | 5.69% | 3.50% |
| Average Annual Since Inception (12/31/97–3/31/08) | 7.41% | 4.74% |

**Sector Allocation**
- Consumer, Cyclical 22.01%
- Consumer, Non-cyclical 17.62%
- Industrial 15.59%
- Communications 13.57%
- Financial 12.07%
- Energy 12.00%
- Basic Materials 7.14%

**Top Five Holdings**
| Holding | % |
|---------|---|
| McDonald's Corporation | 5.02% |
| MasterCard, Inc. – Cl. A | 4.00% |
| Monsanto Company | 3.79% |
| Lockheed Martin Corporation | 3.73% |
| Genentech, Inc. | 3.59% |

**Growth of $10,000** (3/31/98 – 3/31/08): Marsico Growth Fund $17,387; S&P 500 Index $14,112

**Net Asset Information**
- Net Assets 3/31/08 $2,689,102,988
- Net Asset Value Per Share 3/31/08 $19.23

## Marsico 21st Century Fund (MXXIX)

For additional disclosures about the Marsico 21st Century Fund, please see page 25.

**Performance Comparison** — Total Annual Operating Expenses* 1.33%

| Period | Marsico 21st Century Fund | S&P 500 Index |
|--------|----------------------------|---------------|
| One Year (4/1/07–3/31/08) | 1.38% | −5.08% |
| Five Year (4/1/03–3/31/08) | 19.22%[1] | 11.31% |
| Average Annual Since Inception (2/1/00–3/31/08) | 5.73%[1] | 1.04% |

**Sector Allocation**
- Consumer, Cyclical 28.72%
- Financial (includes REITs) 24.48%
- Consumer, Non-cyclical 21.95%
- Industrial 11.83%
- Energy 6.77%
- Communications 4.74%
- Basic Materials 0.97%
- Technology 0.54%

**Top Five Holdings**
| Holding | % |
|---------|---|
| Costco Wholesale Corporation | 7.42% |
| MasterCard, Inc. – Cl. A | 7.06% |
| Raytheon Company | 5.24% |
| Wells Fargo & Company | 4.65% |
| Heineken Holding N.V. | 3.87% |

**Growth of $10,000** (2/1/00 – 3/31/08): Marsico 21st Century Fund $15,753; S&P 500 Index $10,879

**Net Asset Information**
- Net Assets 3/31/08 $2,384,353,222
- Net Asset Value Per Share 3/31/08 $14.98

## Marsico International Opportunities Fund (MIOFX)

For additional disclosures about the Marsico International Opportunities Fund, please see page 33.

**Performance Comparison** — Total Annual Operating Expenses* 1.38%

| Period | Marsico International Opportunities Fund | MSCI EAFE Index |
|--------|------------------------------------------|-----------------|
| One Year (4/1/07–3/31/08) | 6.11% | −2.70% |
| Five Year (4/1/03–3/31/08) | 22.68%[1] | 21.40% |
| Average Annual Since Inception (6/30/00–3/31/08) | 9.05%[1] | 4.72% |

**Sector Allocation**
- Consumer, Non-cyclical 15.74%
- Communications 15.50%
- Consumer, Cyclical 15.41%
- Financial 17.29%
- Industrial 11.69%
- Energy 8.20%
- Technology 5.91%
- Basic Materials 5.51%
- Utilities 3.42%
- Diversified 1.33%

**Top Five Holdings**
| Holding | % |
|---------|---|
| América Móvil, S.A.B. de C.V. ADR Ser. L | 4.30% |
| Continental AG | 3.72% |
| Credit Suisse Group | 3.31% |
| Holcim Ltd. | 3.28% |
| Veolia Environnement | 3.27% |

**Growth of $10,000** (6/30/00 – 3/31/08): Marsico International Opportunities Fund $19,566; MSCI EAFE Index $14,301

**Net Asset Information**
- Net Assets 3/31/08 $793,025,320
- Net Asset Value Per Share 3/31/08 $15.93

## Marsico Flexible Capital Fund (MFCFX)

For additional disclosures about the Marsico Flexible Capital Fund, please see page 42.

**Performance Comparison** — Total Annual Operating Expenses* 2.47%; Net Expenses*† 1.22%

| Period | Marsico Flexible Capital Fund | S&P 500 Index |
|--------|-------------------------------|---------------|
| One Year (4/1/07–3/31/08) | −0.33%[1] | −5.08% |
| Average Annual Since Inception (12/29/06–3/31/08) | 2.21%[1] | −3.60% |

**Sector Allocation**
- Consumer, Cyclical 23.23%
- Financial 27.53%
- Consumer, Non-cyclical 18.11%
- Energy 11.23%
- Communications 6.96%
- Industrial 5.34%
- Basic Materials 4.10%
- Utilities 3.50%

**Top Five Holdings**
| Holding | % |
|---------|---|
| MasterCard, Inc. – Cl. A | 6.28% |
| CVS Caremark Corporation | 4.51% |
| McDonald's Corporation | 3.35% |
| Gilead Sciences, Inc. | 3.33% |
| Oaktree Capital Group, LLC – Cl. A 144a | 3.31% |

**Growth of $10,000** (12/29/06 – 3/31/08): Marsico Flexible Capital Fund $10,276; S&P 500 Index $9,553

**Net Asset Information**
- Net Assets 3/31/08 $17,627,899
- Net Asset Value Per Share 3/31/08 $9.57

## Marsico Global Fund (MGLBX)

For additional disclosures about the Marsico Global Fund, please see page 50.

**Performance Comparison** — Total Annual Operating Expenses* 4.50%; Net Expenses*† 0.77%

| Period | Marsico Global Fund | MSCI All Country World Index |
|--------|---------------------|------------------------------|
| Cumulative Since Inception (6/29/07–3/31/08) | 5.36%[1] | −7.82% |

**Sector Allocation**
- Financial (includes REITs) 21.87%
- Consumer, Cyclical 20.34%
- Industrial 19.58%
- Energy 12.41%
- Consumer, Non-cyclical 10.16%
- Communications 7.53%
- Basic Materials 6.03%
- Technology 1.39%
- Utilities 0.69%

**Top Five Holdings**
| Holding | % |
|---------|---|
| Julius Baer Holdings, Ltd. | 4.90% |
| Vestas Wind Systems A/S | 4.55% |
| Costco Wholesale Corporation | 4.44% |
| MasterCard, Inc. – Cl. A | 4.31% |
| Credit Suisse Group | 4.11% |

**Growth of $10,000** (6/29/07 – 3/31/08): Marsico Global Fund $10,536; MSCI All Country World Index $9,218

**Net Asset Information**
- Net Assets 3/31/08 $84,256,454
- Net Asset Value Per Share 3/31/08 $10.34

For additional disclosures about the Marsico Funds, please see page 6. The performance data quoted here represent past performance, and past performance is not a guarantee of future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

Current performance may be lower or higher than the performance information quoted. To obtain performance information current to the most recent month-end, please call 888.860.8686 or visit www.marsicofunds.com. A redemption fee may be imposed on redemptions or exchanges of Fund shares held for 30 days or less.

\* The Total Annual Operating Expenses and Net Expenses are reflective of the information disclosed in the Funds' Prospectus dated February 1, 2008. The information may differ from the expense ratios disclosed in this report.

† The Adviser has entered into a written expense limitation agreement under which it has agreed to limit the total expenses of the Flexible Capital Fund and Global Fund (excluding interest, taxes, acquired fund fees and expenses, litigation, brokerage and extraordinary expenses) to an annual rate of 0.75% of each Fund's average net assets until December 31, 2008. This fee waiver may be terminated at any time after December 31, 2008. The Adviser may recoup any waived amount from a Fund pursuant to this arrangement if such reimbursement does not cause the Fund to exceed existing expense limitations and the reimbursement is made within three years after the year in which the Adviser incurred the expense. Prior to June 1, 2007, the Adviser's expense limitation agreement relating to the Flexible Capital Fund limited total expenses to an annual rate of 1.60% of average net assets. As a result, the Net Expenses exceed 0.75% for the Flexible Capital Fund.

(1) The performance data quoted here represent past performance, and past performance is not a guarantee of future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance information quoted. To obtain performance information current to the most recent month-end, please call 888-860-8686 or visit www.marsicofunds.com. A redemption fee may be imposed on redemptions or exchanges of Fund shares held for 30 days or less.

For the Flexible Capital Fund and the Global Fund, initial public offerings ("IPOs") made a significant positive contribution to the Funds' recent performance. There can be no assurance that similar contributions from IPOs will continue in the future.

The performance included in the table and graph does not reflect the deduction of taxes on Fund distributions or the redemption of Fund shares.

The performance returns for the 21st Century Fund (for the period prior to March 31, 2004), the International Opportunities Fund (for the period prior to September 30, 2004), the Flexible Capital Fund (for the period prior to March 31, 2008), and the Global Fund (for the period prior to March 31, 2008) reflect a fee waiver in effect; in the absence of such a waiver, the returns would be reduced. For the period beginning April 2004 through January 2005, performance returns for the 21st Century Fund would be higher but for the reimbursement of fees waived previously. For the period beginning October 2004 through December 2005, performance returns for the International Opportunities Fund would be higher but for the reimbursement of fees waived previously.

(2) Sector weightings represent the percentage of the respective Fund's investments (excluding cash equivalents) in certain general sectors. These sectors may include more than one industry. The Fund's portfolio composition is subject to change at any time.

(3) This chart assumes an initial investment of $10,000 made on March 31, 1998 for the Focus Fund and Growth Fund and on the inception date of the other Funds. Total returns are based on net change in NAV, assuming reinvestment of distributions.

Inception dates are as follows:
Marsico Focus Fund: December 31, 1997
Marsico Growth Fund: December 31, 1997
Marsico 21st Century Fund: February 1, 2000
Marsico International Opportunities Fund: June 30, 2000
Marsico Flexible Capital Fund: December 29, 2006
Marsico Global Fund: June 29, 2007

## MARKET ENVIRONMENT: OCTOBER 2007 – MARCH 2008 (UNAUDITED)

In assessing the Funds' performance over the six-month fiscal period ended March 31, 2008 it may be helpful to review how broader equity markets fared during this time frame. Pessimism dominated the markets. Stock prices buckled throughout the period, bowing to an ever-growing array of concerns regarding slowing US economic growth, intensifying housing price declines, higher foreclosure rates, renewed credit market turmoil, liquidity shortages, surging commodity prices, weakening employment, softening consumer discretionary spending, and decelerating global economic growth.

Following is a recap of global stock market performance using several well-known benchmark indexes:

| Index Name | Universe of Equities Represented | Six-Month Total Return |
|---|---|---|
| **US** | | |
| S&P 500 | US large–capitalization equities | -12.46% |
| Russell 3000 | US publicly-traded equities of all sizes | -12.54% |
| Russell 2000 | US small-capitalization equities | -14.02% |
| Russell Mid-Cap | US medium-capitalization equities | -13.17% |
| **INTERNATIONAL** | | |
| MSCI EAFE (US$) | Equities in developed international equity markets, including Japan, Western Europe, and Australasia | -10.50% |
| MSCI Emerging Markets (US$) | Equities in developing international equity markets, including China, India, Eastern Europe, and Latin America | -7.76% |
| MSCI ACWI (US$) | Equities in the global developed and emerging markets | -10.91% |

As shown above, losses were broad-based, with negative returns experienced across market capitalizations and geographic regions. Some areas were able to weather the storm better than others. US large- and medium-capitalization equities modestly outperformed small-capitalization equities during the period. International equities, particularly emerging market equities, surpassed US equity returns by a considerable margin but were solidly in negative territory. The negative returns experienced in international markets were a sharp reversal from the prior six-month period, when international equities, particularly emerging market equities, posted strong gains.

## US LARGE-CAPITALIZATION EQUITIES

US large-cap stocks moved lower during the six-month period ended March 31, 2008. Nine of the 10 S&P 500 Index economic sectors, as defined under the Global Industry Classification Standard ("GICS"), were in negative territory. Financials (-26%), Telecommunication Services (-18%), Consumer Discretionary (-15%), Information Technology (-15%), and Health Care (-12%) were the weakest-performing sectors. Other sectors experienced more muted losses, at least in comparison to the sectors just mentioned. These included Industrials (-8%), Utilities (-3%), Materials (-3%), and Energy (-3%). Consumer Staples – this should generally considered to be one of the more "defensive" sectors of the Index – was the sole sector to post a positive return of just 2%.

At an industry level, investment results also demonstrated widespread weakness. Financials-related industries were among the poorest-performing groups, including Banks (-32%), Diversified Financials (-28%), Insurance (-21%), and Real Estate (-12%). Other notable industry laggards included Automobiles & Components (-27%), Semiconductor & Semiconductor Equipment (-21%), Retailing (-18%), Technology Hardware & Equipment (-16%), and Media (-16%). Only a few industries posted modest, positive returns: Transportation (+3%), Food & Staples Retailing (+2%), Food, Beverage & Tobacco (+2%), and Household & Personal Products (+1%).

## MARKET ENVIRONMENT: OCTOBER 2007 – MARCH 2008 (UNAUDITED) (continued)

### US ALL-CAPITALIZATION EQUITIES

The performance of the broad US equity market, as measured by the Russell 3000 Index which encompasses companies of all sizes, was weak for the six-month period ended March 31, 2008. Medium- and small-capitalization companies modestly underperformed large-capitalization companies as the market seemed to favor higher-quality, lower-risk investment opportunities. Weakness in the Russell 3000 Index was wide-spread. Similar to the S&P 500 Index, sector-level performance for the Russell 3000 Index was negative across the board, with the notable exception of Consumer Staples, which eked out a return of 0.76%.

### INTERNATIONAL EQUITIES

International equities posted weak results during the six-month period ended March 31, 2008, though surpassing their US equity counterparts by a significant margin. (Part of the outperformance of this asset class was attributable to a generally weakening US dollar, which favored US-based investors in international equities.) Emerging markets, as reflected in the performance of the MSCI Emerging Markets Index compared with the MSCI EAFE Index, generally fared better than developed markets, benefiting from rising commodity and natural resource prices, although they still declined overall. The weakness in international markets was a sharp contrast to earlier periods and seemed to reflect growing concerns that a slower US economic environment will have negative implications for global growth.

Currency fluctuations were pronounced throughout the period. The US dollar struggled during the fiscal period, particularly as compared to the euro and the yen.

The MSCI EAFE Index's largest country-level constituents had poor results for the period. The United Kingdom and Japan, which together comprise nearly 42% of the Index, each posted returns of -13%.

From a GICS economic sector perspective (using the MSCI EAFE Index as a reference point), performance weakness was widespread. Eight GICS sectors in the MCSI EAFE Index had negative returns, the weakest being Information Technology (-20%), Financials (-15%), Consumer Discretionary (-13%), and Industrials (-12%). Similar to its US-equity counterpart, Consumer Staples was the best-performing foreign equity sector with a return of 2%. The Utilities sector also garnered a modest positive return of 0.73%. All other sectors were down between -7% and -10%.

At an industry level, weakness was broad-based. With the exception of Food, Beverage & Tobacco (+5%), every GICS industry group in the MSCI EAFE Index had a negative return. The significant "laggards" were Semiconductor & Semiconductor Equipment (-30%), Technology Hardware & Equipment (-23%), and Diversified Financials (-21%).

### THE MARSICO INVESTMENT TEAM

## INVESTMENT REVIEW BY TOM MARSICO (UNAUDITED)

The Focus Fund and Growth Fund underperformed their primary benchmark index for the six-month fiscal period ended March 31, 2008, generating total returns of -13.52% and -13.95%, respectively. For comparative purposes, the S&P 500 Index – which we consider to be the Funds' primary benchmark index – had a total return of -12.46% for the period ended March 31, 2008. Please see the Funds' Overviews for more detailed information about each Fund's longer-term performance for various periods ended March 31, 2008.

*The performance data for the Funds quoted here represent past performance, and past performance is not a guarantee of future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance information quoted. To obtain performance information current to the most recent month-end, please call 888-860-8686 or visit www.marsicofunds.com.[1]*

*This review highlights Fund performance over a six-month fiscal period. Shareholders should keep in mind that the Funds are intended for long-term investors who hold their shares for substantially longer periods of time. You should also keep in mind that our views on all investments discussed in this report are subject to change at any time. References to specific securities, industries, and sectors discussed in this report are not recommendations to buy or sell such securities or related investments, and the Funds may not necessarily hold these securities or investments today. Please see the accompanying Schedule of Investments for the percentage of each Fund's portfolio represented by the securities mentioned in this report.*

As you know, the Focus Fund and Growth Fund often invest in similar growth companies. Their performance may differ at times, however, because of a variety of factors. Among other factors, the Focus Fund is a non-diversified mutual fund that may invest in a more concentrated portfolio and may hold the securities of fewer issuers than the Growth Fund. As a result, the Focus Fund may hold some securities that are different from those held by the Growth Fund, and may be more exposed to individual stock volatility than the Growth Fund or other mutual funds that invest in a larger number of securities.

### FOCUS FUND

There were a number of factors that contributed to the Focus Fund's underperformance for the six-month period ended March 31, 2008 (as compared with the S&P 500 Index):

- **Consumer Discretionary:** Consumer Discretionary positions were an area of emphasis for the Focus Fund over the past six-month period. This hurt the Fund's performance as compared to the benchmark index, as Consumer Discretionary was among the weaker-performing sectors of the S&P 500 Index. The Fund's performance was also hurt by stock selection within the sector. Hotel/casino operator holdings such as Las Vegas Sands Corp. (-45%), Wynn Resorts Ltd. (-33%), and MGM MIRAGE (-32%) were among the Fund's weakest-performing individual positions. Media position Comcast Corporation – Cl. A. declined -27% prior to being sold from the Fund. Home improvement retailer Lowe's Companies, Inc. also struggled (-18%).

- **Health Care:** The Fund's holdings in the Health Care sector had a collective loss of -19% during the reporting period. Pharmaceutical company Merck & Co., Inc. (-34%) and health care services provider UnitedHealth Group, Inc. (-29%) detracted significantly from performance.

- **Consumer Staples:** The Fund's sole position in the Consumer Staples sector was retail pharmacy CVS Caremark Corporation (+3%). While the position posted a solid gain, the Fund would have benefitted by having more exposure to the Consumer Staples sector as it was the strongest-performing sector of the S&P 500 Index. The Fund's underweighted posture, therefore, imposed a significant "opportunity cost" on performance relative to the benchmark.

- **Information Technology:** Certain Information Technology positions had inferior returns for the reporting period. Google, Inc.– Cl. A, Microsoft Corporation, Apple, Inc., and Intel Corporation each declined approximately -22% during the periods held in the Fund. (Microsoft, Apple, and Intel were sold prior to March 31, 2008.)

There were a few areas of strength for the Focus Fund during the semi-annual period. Stock selection and an underweighted posture in the Financials area aided relative performance. The Fund's Financials positions had an aggregate return of -15%. While this was a weak return on an absolute basis, the return far surpassed the -26% return of the S&P 500 Index Financials sector. The Fund further benefited from having less exposure to the troubled Financials sector than the benchmark index.

Stock selection in the Materials sector also assisted the Fund's performance. Agricultural chemicals and products company Monsanto Company posted a return of 30% during the six-month period. Other strong positions included credit and debit card transaction processor Visa, Inc.– Cl. A (+42% following its initial public offering), Brazil-based energy services company Petroleo Brasileiro S.A. ADR (+37%), and restaurant company McDonald's Corporation (+6%).

During the period, the Fund reduced its exposure to the Information Technology and Consumer Discretionary sectors while increasing its exposure

to Industrials. The Fund's cash position averaged approximately 5% during the six-month period. Cash and cash equivalents provided a limited measure of protection in the volatile market and helped preserve capital to some extent.

## GROWTH FUND

The Growth Fund shared many of the Focus Fund's performance attributes for the six-month period ended March 31, 2008, including:

- **Health Care:** The Fund's holdings in the Health Care sector skidded -25% during the reporting period, underperforming the S&P 500 Index's sector return of -12%. Returns from stock selection were hampered by health care services company UnitedHealth Group, Inc. (-29%) and pharmaceuticals companies Merck & Co., Inc. (-34%), Amylin Pharmaceuticals, Inc. (-42%), and Schering-Plough Corporation (-39% prior to being sold).

- **Consumer Discretionary:** Similar to the Focus Fund, the Growth Fund's positions in the sector struggled, posting a return of -21% in aggregate. Hotel/casino operator holdings were the main weak points, including Las Vegas Sands Corp. (-45%), Wynn Resorts Ltd. (-33%), and MGM MIRAGE (-32%). Other individual holdings within the sector that posted sharp declines included media company Comcast Corporation – Cl. A (-26% prior to being sold) and home improvement retailer Lowe's Companies, Inc. (-18%).

- **Consumer Staples:** Like the Focus Fund, the Growth Fund was hurt by having less exposure, on average, to the strong-performing Consumer Staples sector than the benchmark index. The Fund also held a few positions that sagged during the period. United Kingdom-headquartered food retailer Tesco PLC and Netherlands-based brewery company Heineken N.V. ADR declined -19% and -11%, respectively.

Though the Fund's overall performance was weak, there were a few areas that performed relatively well. Stock selection in the Financials area aided relative performance. The Fund's Financials positions had an aggregate return of -21%, outpacing the S&P 500 Index Financials sector return of -26%. The Fund further benefited from having less exposure to the troubled Financials sector than the benchmark index.

Stock selection in the Materials sector also assisted the Fund's six-month performance. Agricultural chemicals and products company Monsanto Company posted a return of 31% and industrial gas company Praxair, Inc. gained 1%. Certain other individual positions had solid returns. Credit card and debit card transaction processing company MasterCard, Inc.– Cl. A (+51%), railroad operator Union Pacific Corporation (+12%), and restaurant operators YUM! Brands, Inc.(+11%), and McDonald's Corporation (+6%) were some of the Fund's best-performing positions.

During the period, the Fund reduced its exposure to the Information Technology and Consumer Discretionary sectors while increasing its exposure to the Industrials and Energy sectors.

**Fiscal Period-End Investment Posture**

As of March 31, 2008 the Focus Fund's and Growth Fund's primary sector allocations were in Consumer Discretionary, Financials, Energy, Industrials, and Health Care. The Funds had little or no exposure to Utilities.

Sincerely,

**THOMAS F. MARSICO**
**PORTFOLIO MANAGER**

## FUND OVERVIEW March 31, 2008 (Unaudited)

The Focus Fund invests primarily in the common stocks of large companies, normally a core position of 20–30 common stocks that are selected for their long-term growth potential.

### PERFORMANCE COMPARISON



| | Marsico Focus Fund | S&P 500 Index |
|---|---|---|
| One Year (4/1/07 – 3/31/08) | -1.78% | -5.08% |
| Five Year (4/1/03 – 3/31/08) | 11.25% | 11.31% |
| Ten Year (4/1/98 – 3/31/08) | 5.82% | 3.50% |
| Average Annual Since Inception (12/31/97 – 3/31/08)[3] | 7.84% | 4.74% |

### TOTAL ANNUAL OPERATING EXPENSES* 1.23%

**NET ASSETS**

| 3/31/08 | $3,973,450,875 |
|---|---|

**NET ASSET VALUE**

| Net Asset Value Per Share | $17.26 |
|---|---|

**TOP FIVE HOLDINGS**

| McDonald's Corporation | 7.43% |
|---|---|
| Transocean, Inc. | 5.26 |
| Genentech, Inc. | 4.97 |
| Visa, Inc. – Cl. A | 4.96 |
| Industrial and Commercial Bank of China – Cl. H | 4.90 |

### SECTOR ALLOCATION[2]

- Consumer, Cyclical — 26.87%
- Consumer, Non-cyclical — 18.27%
- Financial (includes REITs) — 16.35%
- Energy — 12.80%
- Industrial — 12.64%
- Communications — 6.96%
- Basic Materials — 6.11%

### GROWTH OF $10,000[1]

Growth of $10,000 invested 3/31/98 through 3/31/08.
Marsico Focus Fund: $17,600
S&P 500 Index: $14,112

* The Total Annual Operating Expenses are reflective of the information disclosed in the Funds' Prospectus dated February 1, 2008 and may differ from the expense ratios disclosed in this report.

*The performance data quoted here represent past performance, and past performance is not a guarantee of future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance information quoted. To obtain performance information current to the most recent month-end, please call 888-860-8686 or visit www.marsicofunds.com. A redemption fee may be imposed on redemptions or exchanges of Fund shares held for 30 days or less.*

The performance included in the table and graph does not reflect the deduction of taxes on Fund distributions or the redemption of Fund shares.

[1] This chart assumes an initial investment of $10,000 made on March 31, 1998. Total returns are based on net change in NAV, assuming reinvestment of distributions.

[2] Sector weightings represent the percentage of the Fund's investments (excluding cash equivalents) in certain general sectors. These sectors may include more than one industry. The Fund's portfolio composition is subject to change at any time.

[3] The Focus Fund commenced operations on December 31, 1997.

## SCHEDULE OF INVESTMENTS March 31, 2008 (Unaudited)

| | Number of Shares | Value | Percent of Net Assets |
|---|---|---|---|
| **COMMON STOCKS** | | | |
| **Aerospace/Defense** | | | |
| General Dynamics Corporation | 1,219,401 | $101,661,461 | 2.56% |
| Lockheed Martin Corporation | 1,653,143 | 164,157,100 | 4.13 |
| | | 265,818,561 | 6.69 |
| **Agricultural Chemicals** | | | |
| Monsanto Company | 1,356,002 | 151,194,223 | 3.81 |
| **Automotive - Cars/Light Trucks** | | | |
| Toyota Motor Corporation Spon. ADR | 955,332 | 96,383,445 | 2.43 |
| **Casino Hotels** | | | |
| Las Vegas Sands Corp.* | 1,916,989 | 141,167,070 | 3.55 |
| MGM MIRAGE* | 1,167,803 | 68,631,782 | 1.73 |
| Wynn Resorts Ltd. | 1,516,682 | 152,638,876 | 3.84 |
| | | 362,437,728 | 9.12 |
| **Commercial Banks - Non-U.S.** | | | |
| Industrial and Commercial Bank of China – Cl. H | 279,647,100 | 194,752,081 | 4.90 |
| **Commercial Services - Finance** | | | |
| MasterCard, Inc. – Cl. A | 351,363 | 78,350,436 | 1.97 |
| Visa, Inc. – Cl. A* | 3,156,348 | 196,829,861 | 4.96 |
| | | 275,180,297 | 6.93 |
| **Finance - Investment Banker/Broker** | | | |
| The Goldman Sachs Group, Inc. | 694,515 | 114,865,836 | 2.89 |
| JPMorgan Chase & Co. | 2,592,811 | 111,361,232 | 2.80 |
| | | 226,227,068 | 5.69 |
| **Industrial Gases** | | | |
| Air Products and Chemicals, Inc. | 862,992 | 79,395,264 | 2.00 |
| **Machinery - Farm** | | | |
| Deere & Company | 367,131 | 29,532,018 | 0.74 |
| **Medical - Biomedical/Genetic** | | | |
| Genentech, Inc.* | 2,431,486 | 197,388,034 | 4.97 |
| **Medical - Drugs** | | | |
| Merck & Co., Inc. | 2,213,071 | 83,986,044 | 2.12 |
| **Medical - HMO** | | | |
| UnitedHealth Group, Inc. | 3,857,013 | 132,526,967 | 3.34 |
| **Oil - Field Services** | | | |
| Schlumberger Ltd. | 1,604,959 | 139,631,433 | 3.51 |
| Transocean, Inc. | 1,545,922 | 209,008,654 | 5.26 |
| | | 348,640,087 | 8.77 |

| | Number of Shares | Value | Percent of Net Assets |
|---|---|---|---|
| **COMMON STOCKS** CONTINUED | | | |
| **Oil Companies - Integrated** | | | |
| Petroleo Brasileiro S.A. ADR | 1,313,509 | 134,122,404 | 3.38% |
| **REITs - Warehouse/Industrial** | | | |
| ProLogis | 1,703,023 | $100,239,934 | 2.52 |
| **Retail - Building Products** | | | |
| Lowe's Companies, Inc. | 4,335,365 | 99,453,273 | 2.50 |
| **Retail - Drug Store** | | | |
| CVS Caremark Corporation | 3,935,624 | 159,432,128 | 4.01 |
| **Retail - Restaurants** | | | |
| McDonald's Corporation | 5,294,992 | 295,301,704 | 7.43 |
| **Super-Regional Banks - U.S.** | | | |
| Wells Fargo & Company | 3,268,300 | 95,107,530 | 2.39 |
| **Telephone - Integrated** | | | |
| AT&T, Inc. | 2,970,796 | 113,781,487 | 2.86 |
| **Transportation - Rail** | | | |
| Norfolk Southern Corporation | 864,129 | 46,939,487 | 1.18 |
| Union Pacific Corporation | 1,070,378 | 134,203,994 | 3.38 |
| | | 181,143,481 | 4.56 |
| **Web Portals/Internet Service Providers** | | | |
| Google, Inc. – Cl. A* | 337,217 | 148,533,972 | 3.74 |
| **TOTAL COMMON STOCKS** (Cost $3,049,523,440) | | 3,770,577,730 | 94.90 |
| **SHORT-TERM INVESTMENTS** | | | |
| SSgA Money Market Fund, 2.79% | 1 | 1 | 0.00 |
| SSgA Prime Money Market Fund, 3.34% | 113,926,928 | 113,926,928 | 2.87 |
| SSgA U.S. Government Money Market Fund, 2.07% | 1 | 1 | 0.00 |
| SSgA U.S. Treasury Money Market Fund, 1.17% | 39,961,846 | 39,961,846 | 1.00 |
| **TOTAL SHORT-TERM INVESTMENTS** (Cost $153,888,776) | | 153,888,776 | 3.87 |
| **TOTAL INVESTMENTS** (Cost $3,203,412,216) | | 3,924,466,506 | 98.77 |
| Cash and Other Assets Less Liabilities | | 48,984,369 | 1.23 |
| **NET ASSETS** | | $3,973,450,875 | 100.00% |

\* Non-income producing.

See notes to financial statements.

## STATEMENT OF ASSETS AND LIABILITIES
March 31, 2008 (Unaudited)

(Amounts in thousands)

### ASSETS

| | |
|---|---|
| Investments, at value (cost $3,203,412) | $3,924,467 |
| Receivable for investments sold | 65,981 |
| Receivable for capital stock sold | 5,582 |
| Interest and dividends receivable | 4,897 |
| Prepaid expenses and other assets | 755 |
| **Total Assets** | **4,001,682** |

### LIABILITIES

| | |
|---|---|
| Payable for investments purchased | 17,961 |
| Payable for capital stock redeemed | 5,168 |
| Accrued investment advisory fee | 2,801 |
| Accrued transfer agent fees and expenses | 984 |
| Accrued trustees' fees | 659 |
| Accrued distribution fee | 24 |
| Accrued expenses and other liabilities | 634 |
| **Total Liabilities** | **28,231** |
| **NET ASSETS** | **$3,973,451** |

### NET ASSETS CONSIST OF

| | |
|---|---|
| Paid-in-capital | $3,247,584 |
| Accumulated net investment income | 6,351 |
| Accumulated net realized loss on investments and foreign currency transactions | (1,622) |
| Net unrealized appreciation on investments and foreign currency translations | 721,138 |
| **NET ASSETS** | **$3,973,451** |
| SHARES OUTSTANDING, $0.001 par value (Unlimited shares authorized) | 230,236 |
| NET ASSET VALUE, REDEMPTION PRICE, AND OFFERING PRICE PER SHARE (NET ASSETS/SHARES OUTSTANDING)* | $17.26 |

## STATEMENT OF OPERATIONS
For the Six Months Ended March 31, 2008 (Unaudited)

(Amounts in thousands)

### INVESTMENT INCOME

| | |
|---|---|
| Interest | $3,967 |
| Dividends | 31,811 |
| **Total Investment Income** | **35,778** |

### EXPENSES

| | |
|---|---|
| Investment advisory fees | 19,052 |
| Distribution fees | 5,850 |
| Transfer agent fees and expenses | 2,461 |
| Printing and postage expenses | 409 |
| Custody and fund accounting fees | 340 |
| Fund administration fees | 191 |
| Professional fees | 130 |
| Miscellaneous | 71 |
| Federal and state registration fees | 63 |
| Trustees' fees and expenses | (77)[1] |
| **Total Expenses** | **28,490** |
| Less expenses paid indirectly | (3) |
| **Net Expenses** | **28,487** |
| **NET INVESTMENT INCOME** | **7,291** |

### REALIZED AND UNREALIZED GAIN/LOSS

| | |
|---|---|
| Net realized gain on investments | 105,294 |
| Net realized gain on foreign currency transactions | 1,798 |
| Change in unrealized appreciation/ depreciation on investments and foreign currency translations | (786,014) |
| **Net Loss on Investments** | **(678,922)** |
| **NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS** | **$(671,631)** |

## STATEMENTS OF CHANGES IN NET ASSETS

(Amounts in thousands)

| | Six Months Ended 3/31/08 (Unaudited) | Year Ended 9/30/07 |
|---|---|---|
| **OPERATIONS** | | |
| Net investment income (loss) | $7,291 | $(9,832) |
| Net realized gain on investments | 105,294 | 370,444 |
| Net realized gain on foreign currency transactions | 1,798 | 52 |
| Change in unrealized appreciation/depreciation on investments and foreign currency translations | (786,014) | 622,469 |
| **Net increase (decrease) in net assets resulting from operations** | **(671,631)** | **983,133** |
| **DISTRIBUTIONS** | | |
| Net investment income | — | (5,110) |
| Net realized gains | (416,043) | (118,228) |
| **Total distributions** | **(416,043)** | **(123,338)** |
| **CAPITAL SHARE TRANSACTIONS** | | |
| Proceeds from sale of shares | 655,922 | 1,232,491 |
| Proceeds from reinvestment of distributions | 407,742 | 120,538 |
| Redemption fees | 26 | 41 |
| Redemption of shares | (1,054,227) | (1,777,658) |
| **Net increase (decrease) from capital share transactions** | **9,463** | **(424,588)** |
| **TOTAL INCREASE (DECREASE) IN NET ASSETS** | **(1,078,211)** | **435,207** |
| **NET ASSETS** | | |
| Beginning of period | 5,051,662 | 4,616,455 |
| **END OF PERIOD** | **$3,973,451** | **$5,051,662** |
| Accumulated net investment income (loss) | 6,351 | (940) |
| **TRANSACTIONS IN SHARES** | | |
| Shares sold | 33,652 | 62,930 |
| Shares issued in reinvestment of distributions | 20,326 | 6,311 |
| Shares redeemed | (55,954) | (90,816) |
| **NET DECREASE** | **(1,976)** | **(21,575)** |

* Not in thousands.

[1] Includes $78,618 for trustees' fees and expenses and $(155,609) for the unrealized depreciation related to the mark to market of the shares in the Deferred Fee Plan during the six months ended March 31, 2008.

See notes to financial statements.

See notes to financial statements.

## FINANCIAL HIGHLIGHTS

| For a Fund Share Outstanding Throughout the Period. | Six Months Ended 3/31/08 (Unaudited) | Year Ended 9/30/07 | Year Ended 9/30/06 | Year Ended 9/30/05 | Year Ended 9/30/04 | Year Ended 9/30/03 |
|---|---|---|---|---|---|---|
| **NET ASSET VALUE, BEGINNING OF PERIOD** | $21.75 | $18.19 | $17.45 | $14.83 | $13.49 | $11.68 |
| **INCOME FROM INVESTMENT OPERATIONS** | | | | | | |
| Net investment income (loss) | 0.03 | (0.04) | (0.02) | (0.03) | (0.05) | (0.03) |
| Net realized and unrealized gains (losses) on investments | (2.72) | 4.09 | 0.76 | 2.65 | 1.39 | 1.84 |
| **Total from investment operations** | (2.69) | 4.05 | 0.74 | 2.62 | 1.34 | 1.81 |
| **DISTRIBUTIONS & OTHER** | | | | | | |
| Net investment income | — | (0.02) | — | — | — | — |
| Net realized gains | (1.80) | (0.47) | — | — | — | — |
| Redemption fees [See Note 2(i)] | —[1] | —[1] | —[1] | —[1] | —[1] | — |
| **Total distributions & other** | (1.80) | (0.49) | — | — | — | — |
| **NET ASSET VALUE, END OF PERIOD** | $17.26 | $21.75 | $18.19 | $17.45 | $14.83 | $13.49 |
| **TOTAL RETURN** | (13.52)%[3] | 22.65% | 4.24% | 17.67% | 9.93% | 15.50% |
| **SUPPLEMENTAL DATA AND RATIOS** | | | | | | |
| Net assets, end of period (000s) | $3,973,451 | $5,051,662 | $4,616,455 | $3,740,191 | $2,895,322 | $2,282,113 |
| Ratio of expenses to average net assets before expenses paid indirectly | 1.22%[2] | 1.23% | 1.24% | 1.25% | 1.30% | 1.34% |
| Ratio of net investment income (loss) to average net assets, net expenses paid indirectly | 0.31%[2] | (0.20)% | (0.13)% | (0.18)% | (0.36)% | (0.54)% |
| Ratio of net investment income (loss) to average net assets, before expenses paid indirectly | 0.31%[2] | (0.21)% | (0.15)% | (0.21)% | (0.40)% | (0.59)% |
| Portfolio turnover rate | 40%[3] | 69% | 80% | 84% | 84% | 90% |

[1] Less than $0.01.

[2] Annualized.

[3] Not annualized for the six months ended March 31, 2008.

See notes to financial statements.

## FUND OVERVIEW March 31, 2008 (Unaudited)

The Growth Fund invests primarily in the common stocks of large companies that are selected for their long-term growth potential. The Growth Fund will normally hold a core position of between 35 and 50 common stocks.



**PERFORMANCE COMPARISON**

- One Year (4/1/07 – 3/31/08): Marsico Growth Fund -1.62%, S&P 500 Index -5.08%
- Five Year (4/1/03 – 3/31/08): Marsico Growth Fund 11.34%, S&P 500 Index 11.31%
- Ten Year (4/1/98 – 3/31/08): Marsico Growth Fund 5.69%, S&P 500 Index 3.50%
- Average Annual Since Inception (12/31/97 – 3/31/08)[3]: Marsico Growth Fund 7.41%, S&P 500 Index 4.74%

**TOTAL ANNUAL OPERATING EXPENSES\*** 1.24%

**NET ASSETS**

| 3/31/08 | $2,689,102,988 |
|---|---|

**NET ASSET VALUE**

| Net Asset Value Per Share | $19.23 |
|---|---|

**TOP FIVE HOLDINGS**

| | |
|---|---|
| McDonald's Corporation | 5.02% |
| MasterCard, Inc. – Cl. A | 4.00 |
| Monsanto Company | 3.79 |
| Lockheed Martin Corporation | 3.73 |
| Genentech, Inc. | 3.59 |

**SECTOR ALLOCATION**[2]

- Consumer, Cyclical — 22.01%
- Consumer, Non-cyclical — 17.62%
- Industrial — 15.59%
- Communications — 13.57%
- Financial — 12.07%
- Energy — 12.00%
- Basic Materials — 7.14%

**GROWTH OF $10,000**[1]

Marsico Growth Fund: $17,387
S&P 500 Index: $14,112

\* The Total Annual Operating Expenses are reflective of the information disclosed in the Funds' Prospectus dated February 1, 2008 and may differ from the expense ratios disclosed in this report.

*The performance data quoted here represent past performance, and past performance is not a guarantee of future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance information quoted. To obtain performance information current to the most recent month-end, please call 888-860-8686 or visit www.marsicofunds.com. A redemption fee may be imposed on redemptions or exchanges of Fund shares owned for 30 days or less.*

The performance included in the table and graph does not reflect the deduction of taxes on Fund distributions or the redemption of Fund shares.

[1] This chart assumes an initial investment of $10,000 made on March 31, 1998. Total returns are based on net change in NAV, assuming reinvestment of distributions.

[2] Sector weightings represent the percentage of the Fund's investments (excluding cash equivalents) in certain general sectors. These sectors may include more than one industry. The Fund's portfolio composition is subject to change at any time.

[3] The Growth Fund commenced operations on December 31, 1997.

# MARSICO GROWTH FUND

## SCHEDULE OF INVESTMENTS March 31, 2008 (Unaudited)

| | Number of Shares | Value | Percent of Net Assets |
|---|---|---|---|
| **COMMON STOCKS** | | | |
| **Aerospace/Defense** | | | |
| General Dynamics Corporation | 1,095,705 | $91,348,926 | 3.40% |
| Lockheed Martin Corporation | 1,011,922 | 100,483,855 | 3.73 |
| | | 191,832,781 | 7.13 |
| **Agricultural Chemicals** | | | |
| Monsanto Company | 913,069 | 101,807,193 | 3.79 |
| **Automotive - Cars/Light Trucks** | | | |
| Toyota Motor Corporation Spon. ADR | 496,579 | 50,099,855 | 1.86 |
| **Beverages - Non-Alcoholic** | | | |
| The Coca-Cola Company | 326,748 | 19,889,151 | 0.74 |
| **Brewery** | | | |
| Heineken N.V. ADR | 1,648,573 | 47,561,331 | 1.77 |
| **Casino Hotels** | | | |
| Las Vegas Sands Corp.* | 851,582 | 62,710,498 | 2.33 |
| MGM MIRAGE* | 734,275 | 43,153,342 | 1.61 |
| Wynn Resorts Ltd. | 791,390 | 79,645,490 | 2.96 |
| | | 185,509,330 | 6.90 |
| **Cellular Telecommunications** | | | |
| América Móvil, S.A.B. de C.V. ADR Ser. L | 1,319,490 | 84,038,318 | 3.12 |
| China Mobile Ltd. | 5,181,000 | 77,089,398 | 2.87 |
| | | 161,127,716 | 5.99 |
| **Commercial Banks - Non-U.S.** | | | |
| Industrial and Commercial Bank of China – Cl. H | 124,880,000 | 86,969,040 | 3.24 |
| **Commercial Services - Finance** | | | |
| MasterCard, Inc. – Cl. A | 482,768 | 107,652,436 | 4.00 |
| **Diversified Manufacturing Operations** | | | |
| General Electric Company | 1,556,887 | 57,620,388 | 2.14 |
| **Energy - Alternate Sources** | | | |
| Vestas Wind Systems A/S* | 106,178 | 11,599,240 | 0.43 |
| **Engineering/R&D Services** | | | |
| McDermott International, Inc.* | 323,495 | 17,733,996 | 0.66 |
| **Finance - Investment Banker/Broker** | | | |
| The Goldman Sachs Group, Inc. | 465,844 | 77,045,939 | 2.87 |
| JPMorgan Chase & Co. | 1,735,445 | 74,537,363 | 2.77 |
| Merrill Lynch & Co., Inc. | 303,742 | 12,374,449 | 0.46 |
| | | 163,957,751 | 6.10 |
| **Food - Retail** | | | |
| Tesco PLC | 3,158,406 | 23,756,981 | 0.88 |

| | Number of Shares | Value | Percent of Net Assets |
|---|---|---|---|
| **COMMON STOCKS** CONTINUED | | | |
| **Industrial Gases** | | | |
| Air Products and Chemicals, Inc. | 306,946 | $28,239,032 | 1.05% |
| Praxair, Inc. | 648,988 | 54,664,259 | 2.03 |
| | | 82,903,291 | 3.08 |
| **Machinery - Farm** | | | |
| Deere & Company | 180,228 | 14,497,540 | 0.54 |
| **Medical - Biomedical/Genetic** | | | |
| Genentech, Inc.* | 1,190,110 | 96,613,130 | 3.59 |
| **Medical - Drugs** | | | |
| Merck & Co., Inc. | 1,491,423 | 56,599,503 | 2.11 |
| **Medical - HMO** | | | |
| UnitedHealth Group, Inc. | 2,282,881 | 78,439,791 | 2.92 |
| **Metal Processors & Fabricators** | | | |
| Precision Castparts Corp. | 110,106 | 11,239,620 | 0.42 |
| **Oil - Field Services** | | | |
| Schlumberger Ltd. | 996,136 | 86,663,832 | 3.22 |
| Transocean, Inc. | 587,367 | 79,412,018 | 2.95 |
| Weatherford International Ltd.* | 107,082 | 7,760,233 | 0.29 |
| | | 173,836,083 | 6.46 |
| **Oil Companies - Exploration & Production** | | | |
| Petrohawk Energy Corporation* | 1,100,000 | 22,187,000 | 0.83 |
| **Oil Companies - Integrated** | | | |
| Petroleo Brasileiro S.A. ADR | 829,066 | 84,655,929 | 3.15 |
| **Oil Field Machinery & Equipment** | | | |
| Cameron International Corporation* | 438,643 | 18,265,095 | 0.68 |
| **Retail - Building Products** | | | |
| Lowe's Companies, Inc. | 1,972,150 | 45,241,121 | 1.68 |
| **Retail - Discount** | | | |
| Costco Wholesale Corporation | 227,097 | 14,754,492 | 0.55 |
| **Retail - Drug Store** | | | |
| CVS Caremark Corporation | 1,586,579 | 64,272,315 | 2.39 |
| **Retail - Restaurants** | | | |
| McDonald's Corporation | 2,423,129 | 135,137,904 | 5.02 |
| Starbucks Corporation* | 291,509 | 5,101,408 | 0.19 |
| YUM! Brands, Inc. | 1,861,640 | 69,271,624 | 2.58 |
| | | 209,510,936 | 7.79 |
| **Super-Regional Banks - U.S.** | | | |
| Wells Fargo & Company | 2,104,013 | 61,226,778 | 2.28 |

\* Non-income producing.

See notes to financial statements.

## SCHEDULE OF INVESTMENTS March 31, 2008 (Unaudited)

| | Number of Shares | Value | Percent of Net Assets |
|---|---|---|---|
| **COMMON STOCKS** CONTINUED | | | |
| **Telephone - Integrated** | | | |
| AT&T, Inc. | 1,957,797 | $74,983,625 | 2.79% |
| **Therapeutics** | | | |
| Amylin Pharmaceuticals, Inc.* | 866,156 | 25,300,417 | 0.94 |
| **Transportation - Rail** | | | |
| Norfolk Southern Corporation | 368,905 | 20,038,920 | 0.74 |
| Union Pacific Corporation | 719,712 | 90,237,491 | 3.36 |
| | | 110,276,411 | 4.10 |
| **Web Portals/Internet Service Providers** | | | |
| Google, Inc. – Cl. A* | 207,189 | 91,260,539 | 3.39 |
| **Wireless Equipment** | | | |
| QUALCOMM, Inc. | 579,473 | 23,758,393 | 0.88 |
| **TOTAL COMMON STOCKS** (Cost $2,053,699,725) | | 2,586,939,198 | 96.20 |

| | Number of Shares | Value | Percent of Net Assets |
|---|---|---|---|
| **SHORT-TERM INVESTMENTS** | | | |
| SSgA Money Market Fund, 2.79% | 1 | $1 | 0.00% |
| SSgA Prime Money Market Fund, 3.34% | 60,124,683 | 60,124,683 | 2.24 |
| SSgA U.S. Government Money Market Fund, 2.07% | 26,911,770 | 26,911,770 | 1.00 |
| SSgA U.S. Treasury Money Market Fund, 1.17% | 26,911,769 | 26,911,769 | 1.00 |
| **TOTAL SHORT-TERM INVESTMENTS** (Cost $113,948,223) | | 113,948,223 | 4.24 |
| **TOTAL INVESTMENTS** (Cost $2,167,647,948) | | 2,700,887,421 | 100.44 |
| Liabilities Less Cash and Other Assets | | (11,784,433) | (0.44) |
| **NET ASSETS** | | $2,689,102,988 | 100.00% |

\* Non-income producing.

See notes to financial statements.

## STATEMENT OF ASSETS AND LIABILITIES
March 31, 2008 (Unaudited)

(Amounts in thousands)

### ASSETS

| | |
|---|---|
| Investments, at value (cost $2,167,648) | $2,700,887 |
| Receivable for investments sold | 17,153 |
| Receivable for capital stock sold | 5,508 |
| Interest and dividends receivable | 2,349 |
| Prepaid expenses and other assets | 402 |
| **Total Assets** | **2,726,299** |

### LIABILITIES

| | |
|---|---|
| Payable for investments purchased | 30,168 |
| Payable for capital stock redeemed | 3,347 |
| Accrued investment advisory fee | 1,940 |
| Accrued distribution fee | 478 |
| Accrued transfer agent fees and expenses | 437 |
| Accrued trustees' fees | 359 |
| Accrued expenses and other liabilities | 467 |
| **Total Liabilities** | **37,196** |
| **NET ASSETS** | **$2,689,103** |

### NET ASSETS CONSIST OF

| | |
|---|---|
| Paid-in-capital | $2,204,666 |
| Accumulated net investment income | 2,835 |
| Accumulated net realized loss on investments and foreign currency transactions | (51,698) |
| Net unrealized appreciation on investments and foreign currency translations | 533,300 |
| **NET ASSETS** | **$2,689,103** |

| | |
|---|---|
| SHARES OUTSTANDING, $0.001 par value (Unlimited shares authorized) | 139,814 |
| NET ASSET VALUE, REDEMPTION PRICE, AND OFFERING PRICE PER SHARE (NET ASSETS/SHARES OUTSTANDING)* | $19.23 |

## STATEMENT OF OPERATIONS
For the Six Months Ended March 31, 2008 (Unaudited)

(Amounts in thousands)

### INVESTMENT INCOME

| | |
|---|---|
| Interest | $1,739 |
| Dividends | 20,151 |
| **Total Investment Income** | **21,890** |

### EXPENSES

| | |
|---|---|
| Investment advisory fees | 12,607 |
| Distribution fees | 3,708 |
| Transfer agent fees and expenses | 1,371 |
| Printing and postage expenses | 263 |
| Custody and fund accounting fees | 262 |
| Fund administration fees | 148 |
| Professional fees | 80 |
| Miscellaneous | 58 |
| Federal and state registration fees | 56 |
| Trustees' fees and expenses | (2)[1] |
| **Total Expenses** | **18,551** |
| Less expenses paid indirectly | (2) |
| **Net Expenses** | **18,549** |
| **NET INVESTMENT INCOME** | **3,341** |

### REALIZED AND UNREALIZED GAIN/LOSS

| | |
|---|---|
| Net realized loss on investments | (46,094) |
| Net realized loss on foreign currency transactions | (6) |
| Change in unrealized appreciation/ depreciation on investments and foreign currency translations | (394,080) |
| **Net Loss on Investments** | **(440,180)** |
| **NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS** | **$(436,839)** |

## STATEMENTS OF CHANGES IN NET ASSETS

(Amounts in thousands)

| | Six Months Ended 3/31/08 (Unaudited) | Year Ended 9/30/07 |
|---|---|---|
| **OPERATIONS** | | |
| Net investment income (loss) | $3,341 | $(6,991) |
| Net realized gain (loss) on investments | (46,094) | 118,821 |
| Net realized gain (loss) on foreign currency transactions | (6) | 21 |
| Change in unrealized appreciation/depreciation on investments and foreign currency translations | (394,080) | 491,793 |
| **Net increase (decrease) in net assets resulting from operations** | **(436,839)** | **603,644** |
| **DISTRIBUTIONS** | | |
| Net realized gains | (97,785) | — |
| **Total distributions** | **(97,785)** | **—** |
| **CAPITAL SHARE TRANSACTIONS** | | |
| Proceeds from sale of shares | 493,722 | 699,062 |
| Proceeds from reinvestment of distributions | 92,101 | — |
| Redemption fees | 84 | 41 |
| Redemption of shares | (450,084) | (765,484) |
| **Net increase (decrease) from capital share transactions** | **135,823** | **(66,381)** |
| **TOTAL INCREASE (DECREASE) IN NET ASSETS** | **(398,801)** | **537,263** |
| **NET ASSETS** | | |
| Beginning of period | 3,087,904 | 2,550,641 |
| **END OF PERIOD** | **$2,689,103** | **$3,087,904** |
| Accumulated net investment income (loss) | 2,835 | (506) |
| **TRANSACTIONS IN SHARES** | | |
| Shares sold | 23,130 | 33,881 |
| Shares issued in reinvestment of distributions | 4,123 | — |
| Shares redeemed | (21,300) | (37,077) |
| **NET INCREASE (DECREASE)** | **5,953** | **(3,196)** |

* Not in thousands.

[1] Includes $65,990 for trustees' fees and expenses and $(67,739) for the unrealized depreciation related to the mark to market of the shares in the Deferred Fee Plan during the six months ended March 31, 2008.

See notes to financial statements.

See notes to financial statements.

## FINANCIAL HIGHLIGHTS

| For a Fund Share Outstanding Throughout the Period. | Six Months Ended 3/31/08 (Unaudited) | Year Ended 9/30/07 | Year Ended 9/30/06 | Year Ended 9/30/05 | Year Ended 9/30/04 | Year Ended 9/30/03 |
|---|---|---|---|---|---|---|
| **NET ASSET VALUE, BEGINNING OF PERIOD** | $23.07 | $18.61 | $18.09 | $15.95 | $14.09 | $11.88 |
| **INCOME FROM INVESTMENT OPERATIONS** | | | | | | |
| Net investment income (loss) | 0.02 | (0.05) | (0.04) | (0.02) | (0.04) | (0.07) |
| Net realized and unrealized gains (losses) on investments | (3.14) | 4.51 | 0.56 | 2.16 | 1.90 | 2.28 |
| **Total from investment operations** | (3.12) | 4.46 | 0.52 | 2.14 | 1.86 | 2.21 |
| **DISTRIBUTIONS & OTHER** | | | | | | |
| Net investment income | — | — | — | — | — | — |
| Net realized gains | (0.72) | — | — | — | — | — |
| Redemption fees [See Note 2(i)] | —[1] | —[1] | —[1] | —[1] | — | — |
| **Total distributions & other** | (0.72) | — | — | — | — | — |
| **NET ASSET VALUE, END OF PERIOD** | $19.23 | $23.07 | $18.61 | $18.09 | $15.95 | $14.09 |
| **TOTAL RETURN** | (13.95)%[3] | 23.97% | 2.87% | 13.42% | 13.20% | 18.60% |
| **SUPPLEMENTAL DATA AND RATIOS** | | | | | | |
| Net assets, end of period (000s) | $2,689,103 | $3,087,904 | $2,550,641 | $2,125,668 | $1,363,425 | $789,220 |
| Ratio of expenses to average net assets, before expenses paid indirectly | 1.25%[2] | 1.24% | 1.26% | 1.26% | 1.30% | 1.38% |
| Ratio of net investment income (loss) to average net assets, net of expenses paid indirectly | 0.23%[2] | (0.25)% | (0.26)% | (0.14)% | (0.34)% | (0.62)% |
| Ratio of net investment income (loss) to average net assets, before expenses paid indirectly | 0.23%[2] | (0.25)% | (0.27)% | (0.16)% | (0.38)% | (0.67)% |
| Portfolio turnover rate | 37%[3] | 53% | 59% | 73% | 73% | 91% |

[1] Less than $0.01.
[2] Annualized.
[3] Not annualized for the six months ended March 31, 2008.
See notes to financial statements.

## INVESTMENT REVIEW BY CORY GILCHRIST (UNAUDITED)

The 21st Century Fund posted a total return of -13.60% for the six-month fiscal period ended March 31, 2008. The return lagged the S&P 500 Index, which we consider to be the Fund's primary benchmark index, which had a total return of -12.46%. For comparative purposes, the Russell 3000 Index, a proxy for the performance of all publicly-traded US equity securities including smaller capitalization companies (which may be a useful representation of the Fund's ability to invest across the entire market capitalization spectrum), had a total return of -12.54%. Although the Fund underperformed the benchmark during the past six months, the Fund's longer-term performance generally continues to lead the S&P 500 Index. Please see the Fund Overview for more detailed information about the Fund's longer-term performance for various time periods ended March 31, 2008.

*The performance data for the Fund quoted here represent past performance, and past performance is not a guarantee of future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance information quoted. To obtain performance information current to the most recent month-end, please call 888-860-8686 or visit www.marsicofunds.com.[1]*

*This review highlights Fund performance over a six-month fiscal period. Shareholders should keep in mind that the Funds are intended for long-term investors who hold their shares for substantially longer periods of time. You should also keep in mind that our views on all investments discussed in this report are subject to change at any time. References to specific securities, industries, and sectors discussed in this report are not recommendations to buy or sell such securities or related investments, and the Funds may not necessarily hold these securities or investments today. Please see the accompanying*

*Schedule of Investments for the percentage of the Fund's portfolio represented by the securities mentioned in this report.*

The following factors contributed to the Fund's performance shortfall during the six-month period ended March 31, 2008:

- **Consumer Discretionary:** For some time, the Fund has maintained an overweighted posture in the Consumer Discretionary sector as compared to the S&P 500 Index. Over the longer term, that positioning has been a positive contributor to performance. Over the past six months, however, this was not the case. The Fund was adversely affected by having a significant allocation to the struggling sector and by individual stock selection within the sector. The Fund's hotel/casino operator positions were the main culprits. These positions included Las Vegas Sands Corp. (-45%), Wynn Resorts Ltd. (-33%), and MGM MIRAGE (-31% prior to being sold). Retailer Saks, Inc. (-27%) and media company Comcast Corporation – Cl. A (-27% prior to being sold) also disappointed.

- **Health Care:** The Fund's Health Care positions declined -22%, in aggregate, for the six-month period. Amylin Pharmaceuticals, Inc. (-42%) and Onyx Pharmaceuticals, Inc. (-46% prior to being sold) were among the Fund's weakest-performing individual securities. Health care services provider UnitedHealth Group, Inc. dropped -29%, which had a material, negative effect on performance results.

Certain of the Fund's Financials positions traded down sharply during the period. Washington Mutual, Inc. (-46% prior to being sold), Jefferies Group, Inc. (-41%), and KKR Financial Holdings, LLC (-20%) were the primary culprits. A further detractor to performance was the Fund's positioning in the Energy sector. The Fund had an underweighted position in this relatively strong-performing sector which hampered returns.

There were, however, a number of individual positions that performed well in the period. Stock selection in the Information Technology sector was highlighted by a position in MasterCard, Inc.– Cl. A, which gained 52%. Other holdings that performed well included real estate company The St. Joe Company (+31%), biopharmaceutical company Gilead Sciences, Inc. (+41%), agricultural products company Monsanto Company (+34%), and Danish wind energy turbine company Vestas Wind Systems A/S (+30%).

The 21st Century Fund has tended to have a relatively high portfolio turnover level because of its investment style. Although the Fund may hold core positions for some time, it may change its portfolio composition quickly to take advantage of new opportunities, or to address issues affecting particular holdings.

The Fund's cash and cash equivalents holdings represented 11% of the Fund's net assets, on average, during the six-month period. The Fund's cash position helped to preserve capital to some degree in a declining market environment. We anticipate that the Fund's cash level may decline going forward as we add selectively to existing holdings and identify new investment opportunities.

### Fiscal Period-End Investment Posture

As of March 31, 2008, the Fund's primary economic sector allocations were in the following areas: Consumer Discretionary, Financials, Industrials, Consumer Staples, and Information Technology. The Fund had little or no exposure to the Telecommunication Services and Utilities sectors.

Sincerely,

**CORYDON J. GILCHRIST, CFA**
**PORTFOLIO MANAGER**

## FUND OVERVIEW March 31, 2008 (Unaudited)

The 21st Century Fund invests primarily in common stocks that are selected for their long-term growth potential. The Fund may invest in companies of any size, and will normally hold a core position of between 35 and 50 common stocks.



**PERFORMANCE COMPARISON**

- One Year (4/1/07 – 3/31/08): Marsico 21st Century Fund 1.38%, S&P 500 Index -5.08%
- Five Year (4/1/03 – 3/31/08): Marsico 21st Century Fund 19.22%[1], S&P 500 Index 11.31%
- Average Annual Since Inception (2/1/00 – 3/31/08): Marsico 21st Century Fund 5.73%[1], S&P 500 Index 1.04%

■ Marsico 21st Century Fund
□ S&P 500 Index

**TOTAL ANNUAL OPERATING EXPENSES***    1.33%

**NET ASSETS**

| | |
|---|---|
| 3/31/08 | $2,384,353,222 |

**NET ASSET VALUE**

| | |
|---|---|
| Net Asset Value Per Share | $14.98 |

**TOP FIVE HOLDINGS**

| | |
|---|---|
| Costco Wholesale Corporation | 7.42% |
| MasterCard, Inc. – Cl. A | 7.06 |
| Raytheon Company | 5.24 |
| Wells Fargo & Company | 4.65 |
| Heineken Holding N.V. | 3.87 |

**GROWTH OF $10,000**[1][2]

Marsico 21st Century Fund: $15,753
S&P 500 Index: $10,879

(Chart from 2/1/00 to 3/31/08)

■ Marsico 21st Century Fund    □ S&P 500 Index

**SECTOR ALLOCATION**[3]

- 24.48%
- 21.95%
- 28.72%
- 11.83%
- 6.77%
- 4.74%
- 0.97%
- 0.54%

■ Consumer, Cyclical
■ Financial (includes REITs)
■ Consumer, Non-cyclical
■ Industrial
■ Energy
■ Communications
■ Basic Materials
□ Technology

* The Total Annual Operating Expenses are reflective of the information disclosed in the Funds' Prospectus dated February 1, 2008 and may differ from the expense ratios disclosed in this report.

*The performance data quoted here represent past performance, and past performance is not a guarantee of future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance information quoted. To obtain performance information current to the most recent month-end, please call 888-860-8686 or visit www.marsicofunds.com. A redemption fee may be imposed on redemptions or exchanges of Fund shares owned for 30 days or less.*

The performance included in the table and graph does not reflect the deduction of taxes on Fund distributions or the redemption of Fund shares.

[1] The performance returns for the 21st Century Fund (for the period prior to March 31, 2004) reflect a fee waiver in effect; in the absence of such a waiver, the returns would have been reduced. For the period beginning April 2004 through January 2005, performance returns for the 21st Century Fund would be higher but for the reimbursement of fees waived previously.

[2] This chart assumes an initial investment of $10,000 made on February 1, 2000 (inception). Total returns are based on net change in NAV, assuming reinvestment of distributions.

[3] Sector weightings represent the percentage of the Fund's investments (excluding cash equivalents) in certain general sectors. These sectors may include more than one industry. The Fund's portfolio composition is subject to change at any time.

[1] Total returns are based on net change in net asset value assuming reinvestment of distributions. For the period prior to March 31, 2004, the performance returns for the 21st Century Fund reflect a fee waiver in effect; in the absence of such a waiver, the returns would have been reduced. For the period beginning April 2004 through January 2005, performance returns for the Fund would have been higher but for the reimbursement of fees waived previously. A redemption fee of 2% may be imposed on redemptions or exchanges of Fund shares owned for 30 days or less. Please see the Prospectus for more information.

# MARSICO 21st CENTURY FUND

## SCHEDULE OF INVESTMENTS March 31, 2008 (Unaudited)

| | Number of Shares | Value | Percent of Net Assets |
|---|---|---|---|
| **COMMON STOCKS** | | | |
| **Aerospace/Defense** | | | |
| Raytheon Company | 1,933,894 | $124,948,891 | 5.24% |
| **Aerospace/Defense - Equipment** | | | |
| DRS Technologies, Inc. | 366,500 | 21,359,620 | 0.90 |
| **Agricultural Chemicals** | | | |
| Monsanto Company | 178,588 | 19,912,562 | 0.83 |
| **Automotive - Cars/Trucks - Parts & Equipment** | | | |
| BorgWarner, Inc. | 1,377,088 | 59,256,097 | 2.48 |
| **Brewery** | | | |
| Heineken Holding N.V. | 1,835,659 | 92,302,714 | 3.87 |
| **Casino Hotels** | | | |
| Las Vegas Sands Corp.* | 1,226,853 | 90,345,455 | 3.79 |
| Wynn Resorts Ltd. | 540,401 | 54,385,957 | 2.28 |
| | | 144,731,412 | 6.07 |
| **Commercial Services** | | | |
| Live Nation, Inc.* | 1,207,727 | 14,649,729 | 0.61 |
| **Commercial Services - Finance** | | | |
| MasterCard, Inc. – Cl. A | 754,989 | 168,354,997 | 7.06 |
| **Computer Services** | | | |
| IHS, Inc. – Cl. A* | 171,848 | 11,051,545 | 0.46 |
| **E-Commerce/Products** | | | |
| Blue Nile, Inc.* | 282,408 | 15,292,393 | 0.64 |
| **Energy - Alternate Sources** | | | |
| Vestas Wind Systems A/S* | 543,251 | 59,346,555 | 2.49 |
| **Engineering/R&D Services** | | | |
| AECOM Technology Corporation* | 618,355 | 16,083,414 | 0.67 |
| The Shaw Group, Inc.* | 1,213,950 | 57,225,603 | 2.40 |
| | | 73,309,017 | 3.07 |
| **Finance - Investment Banker/Broker** | | | |
| Credit Suisse Group | 941,076 | 47,901,915 | 2.01 |
| Duff & Phelps Corporation – Cl. A* | 877,495 | 15,786,135 | 0.66 |
| Jefferies Group, Inc. | 2,626,118 | 42,359,283 | 1.78 |
| JPMorgan Chase & Co. | 1,509,471 | 64,831,779 | 2.72 |
| | | 170,879,112 | 7.17 |
| **Finance - Other Services** | | | |
| Bovespa Holdings SA | 2,927,160 | 39,452,518 | 1.65 |

| | Number of Shares | Value | Percent of Net Assets |
|---|---|---|---|
| **COMMON STOCKS** CONTINUED | | | |
| **Hotels & Motels** | | | |
| Starwood Hotels & Resorts Worldwide, Inc. | 965,664 | $49,973,112 | 2.10% |
| **Investment Management Companies** | | | |
| KKR Financial Holdings LLC@ | 3,703,163 | 46,882,044 | 1.97 |
| **Investment Management/Advisory Services** | | | |
| Oaktree Capital Management, LLC – Cl. A 144a | 1,661,000 | 45,677,500 | 1.92 |
| **Medical - HMO** | | | |
| UnitedHealth Group, Inc. | 1,303,129 | 44,775,512 | 1.88 |
| **Oil Companies - Integrated** | | | |
| Petroleo Brasileiro S.A. ADR | 782,096 | 79,859,823 | 3.35 |
| **Physicians Practice Management** | | | |
| athenahealth, Inc.* | 374,720 | 8,869,622 | 0.37 |
| **Real Estate Operating/Development** | | | |
| The St. Joe Company | 1,608,105 | 69,035,948 | 2.90 |
| **REITs - Mortgage** | | | |
| Redwood Trust, Inc. | 217,029 | 7,889,004 | 0.33 |
| **REITs - Warehouse/Industrial** | | | |
| ProLogis | 217,454 | 12,799,342 | 0.54 |
| **Resorts/Theme Parks** | | | |
| Vail Resorts, Inc.* | 879,935 | 42,492,061 | 1.78 |
| **Retail - Apparel/Shoes** | | | |
| lululemon athletica, inc.* | 434,033 | 12,339,558 | 0.52 |
| **Retail - Discount** | | | |
| Costco Wholesale Corporation | 2,724,114 | 176,985,687 | 7.42 |
| **Retail - Major Department Store** | | | |
| Saks, Inc.* | 3,602,925 | 44,928,475 | 1.88 |
| **Retail - Restaurants** | | | |
| Chipotle Mexican Grill, Inc.* | 115,852 | 13,141,092 | 0.55 |
| McDonald's Corporation | 844,253 | 47,083,990 | 1.98 |
| | | 60,225,082 | 2.53 |
| **Super-Regional Banks - U.S.** | | | |
| Wells Fargo & Company | 3,810,967 | 110,899,140 | 4.65 |

## SCHEDULE OF INVESTMENTS March 31, 2008 (Unaudited)

| | Number of Shares | Value | Percent of Net Assets |
|---|---|---|---|
| **COMMON STOCKS** CONTINUED | | | |
| **Therapeutics** | | | |
| Amylin Pharmaceuticals, Inc.* | 2,319,787 | $67,760,978 | 2.84% |
| Gilead Sciences, Inc.* | 1,063,701 | 54,812,513 | 2.30 |
| | | 122,573,491 | 5.14 |
| **Transportation - Rail** | | | |
| America Latina Logistica S.A. | 1,350,849 | 13,626,276 | 0.57 |
| Canadian National Railway Company | 210,099 | 10,151,984 | 0.43 |
| | | 23,778,260 | 1.00 |
| **Web Portals/Internet Service Providers** | | | |
| Google, Inc. – Cl. A* | 186,728 | 82,248,082 | 3.45 |
| **TOTAL COMMON STOCKS** (Cost $1,980,853,919) | | 2,057,078,905 | 86.27 |

| | Number of Shares | Value | Percent of Net Assets |
|---|---|---|---|
| **SHORT-TERM INVESTMENTS** | | | |
| SSgA Money Market Fund, 2.79% | 11,841,508 | $11,841,508 | 0.50% |
| SSgA Prime Money Market Fund, 3.34% | 106,573,566 | 106,573,566 | 4.47 |
| SSgA U.S. Government Money Market Fund, 2.07% | 47,366,029 | 47,366,029 | 1.98 |
| SSgA U.S. Treasury Money Market Fund, 1.17% | 47,383,665 | 47,383,665 | 1.99 |
| Federal Home Loan Bank Discount Note, 1.50%, 4/1/08 | 129,700,000 | 129,700,000 | 5.44 |
| **TOTAL SHORT-TERM INVESTMENTS** (Cost $342,864,768) | | 342,864,768 | 14.38 |
| **TOTAL INVESTMENTS** (Cost $2,323,718,687) | | 2,399,943,673 | 100.65 |
| Liabilities Less Cash and Other Assets | | (15,590,451) | (0.65) |
| **NET ASSETS** | | $2,384,353,222 | 100.00% |

* Non-income producing.

@See notes to financial statements regarding affiliated companies.

See notes to financial statements.

* Non-income producing.

See notes to financial statements.

## STATEMENT OF ASSETS AND LIABILITIES
March 31, 2008 (Unaudited)

(Amounts in thousands)

### ASSETS

| | |
|---|---|
| Investments, at value (cost $2,323,719) | $2,399,944 |
| Receivable for investments sold | 7,199 |
| Receivable for capital stock sold | 3,677 |
| Interest and dividends receivable | 2,436 |
| Prepaid expenses and other assets | 332 |
| **Total Assets** | **2,413,588** |

### LIABILITIES

| | |
|---|---|
| Payable for investments purchased | 23,133 |
| Payable for capital stock redeemed | 2,623 |
| Accrued investment advisory fee | 1,726 |
| Accrued distribution fee | 864 |
| Accrued trustees' fees | 293 |
| Accrued transfer agent fees and expenses | 279 |
| Accrued expenses and other liabilities | 317 |
| **Total Liabilities** | **29,235** |
| **NET ASSETS** | **$2,384,353** |

### NET ASSETS CONSIST OF

| | |
|---|---|
| Paid-in-capital | $2,368,935 |
| Accumulated net investment income | 1,696 |
| Accumulated net realized loss on investments and foreign currency transactions | (62,556) |
| Net unrealized appreciation on investments and foreign currency translations | 76,278 |
| **NET ASSETS** | **$2,384,353** |
| SHARES OUTSTANDING, $0.001 par value (Unlimited shares authorized) | 159,133 |
| NET ASSET VALUE, REDEMPTION PRICE, AND OFFERING PRICE PER SHARE (NET ASSETS/SHARES OUTSTANDING)* | $14.98 |

## STATEMENT OF OPERATIONS
For the Six Months Ended March 31, 2008 (Unaudited)

(Amounts in thousands)

### INVESTMENT INCOME

| | |
|---|---|
| Interest | $5,120 |
| Dividends (net of $10 of non-reclaimable foreign withholding taxes) | 13,616 |
| **Total Investment Income** | **18,736** |

### EXPENSES

| | |
|---|---|
| Investment advisory fees | 10,897 |
| Distribution fees | 3,205 |
| Transfer agent fees and expenses | 1,507 |
| Custody and fund accounting fees | 296 |
| Printing and postage expenses | 208 |
| Fund administration fees | 138 |
| Federal and state registration fees | 93 |
| Professional fees | 64 |
| Miscellaneous | 33 |
| Trustees' fees and expenses | (17)[1] |
| **Total Expenses** | **16,424** |
| Less expenses paid indirectly | (2) |
| **Net Expenses** | **16,422** |
| **NET INVESTMENT INCOME** | **2,314** |

### REALIZED AND UNREALIZED GAIN/LOSS

| | |
|---|---|
| Net realized loss on investments | (56,903) |
| Net realized gain on foreign currency transactions | 9,158 |
| Change in unrealized appreciation/ depreciation on investments and foreign currency translations | (336,926) |
| **Net Loss on Investments** | **(384,671)** |
| **NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS** | **$(382,357)** |

## STATEMENTS OF CHANGES IN NET ASSETS

(Amounts in thousands)

| | Six Months Ended 3/31/08 (Unaudited) | Year Ended 9/30/07 |
|---|---|---|
| **OPERATIONS** | | |
| Net investment income | $2,314 | $7,337 |
| Net realized gain (loss) on investments | (56,903) | 98,375 |
| Net realized gain on foreign currency transactions | 9,158 | 2,932 |
| Change in unrealized appreciation/depreciation on investments and foreign currency translations | (336,926) | 331,390 |
| **Net increase (decrease) in net assets resulting from operations** | **(382,357)** | **440,034** |
| **DISTRIBUTIONS** | | |
| Net investment income | — | (10,724) |
| Net realized gains | (109,030) | — |
| **Total distributions** | **(109,030)** | **(10,724)** |
| **CAPITAL SHARE TRANSACTIONS** | | |
| Proceeds from sale of shares | 719,977 | 1,550,625 |
| Proceeds from reinvestment of distributions | 105,830 | 10,081 |
| Redemption fees | 110 | 121 |
| Redemption of shares | (417,303) | (394,470) |
| **Net increase from capital share transactions** | **408,614** | **1,166,357** |
| **TOTAL INCREASE (DECREASE) IN NET ASSETS** | **(82,773)** | **1,595,667** |
| **NET ASSETS** | | |
| Beginning of period | 2,467,126 | 871,459 |
| **END OF PERIOD** | **$2,384,353** | **$2,467,126** |
| Accumulated net investment income (loss) | 1,696 | (618) |
| **TRANSACTIONS IN SHARES** | | |
| Shares sold | 42,268 | 97,600 |
| Shares issued in reinvestment of distributions | 6,051 | 663 |
| Shares redeemed | (25,687) | (24,492) |
| **NET INCREASE** | **22,632** | **73,771** |

\* Not in thousands.

[1] Includes $39,761 for trustees' fees and expenses and $(56,948) for the unrealized depreciation related to the mark to market of the shares in the Deferred Fee Plan during the six months ended March 31, 2008.

See notes to financial statements.

See notes to financial statements.

## FINANCIAL HIGHLIGHTS

| For a Fund Share Outstanding Throughout the Period. | Six Months Ended 3/31/08 (Unaudited) | Year Ended 9/30/07 | Year Ended 9/30/06 | Year Ended 9/30/05 | Year Ended 9/30/04 | Year Ended 9/30/03 |
|---|---|---|---|---|---|---|
| **NET ASSET VALUE, BEGINNING OF PERIOD** | **$18.07** | **$13.89** | **$12.07** | **$10.20** | **$8.74** | **$6.54** |
| **INCOME FROM INVESTMENT OPERATIONS** | | | | | | |
| Net investment income (loss) | 0.01 | 0.05 | 0.02 | (0.01) | (0.04) | (0.04) |
| Net realized and unrealized gains (losses) on investments | (2.41) | 4.26 | 1.80 | 1.88 | 1.50 | 2.23 |
| **Total from investment operations** | **(2.40)** | **4.31** | **1.82** | **1.87** | **1.46** | **2.19** |
| **DISTRIBUTIONS & OTHER** | | | | | | |
| Net investment income | — | (0.13) | — | — | — | — |
| Net realized gains | (0.69) | —[1] | — | — | — | — |
| Increase from payment by service provider | — | — | — | — | — | 0.01 |
| Redemption fees [See Note 2(i)] | —[1] | —[1] | —[1] | —[1] | —[1] | — |
| **Total distributions & other** | **(0.69)** | **(0.13)** | **—** | **—** | **—** | **0.01** |
| **NET ASSET VALUE, END OF PERIOD** | **$14.98** | **$18.07** | **$13.89** | **$12.07** | **$10.20** | **$8.74** |
| **TOTAL RETURN** | **(13.60)%[4]** | **31.25%** | **15.10%** | **18.33%** | **16.70%** | **33.64%** |
| **SUPPLEMENTAL DATA AND RATIOS** | | | | | | |
| Net assets, end of period (000s) | $2,384,353 | $2,467,126 | $871,459 | $379,328 | $216,228 | $104,038 |
| Ratio of expenses to average net assets, less waivers and before expenses paid indirectly, plus reimbursements of previously waived expenses | 1.28%[3] | 1.31% | 1.33% | 1.39% | 1.50% | 1.55%[5] |
| Ratio of net investment income (loss) to average net assets, net of waivers, reimbursements of previously waived expenses and expenses paid indirectly | 0.18%[3] | 0.43% | 0.20% | (0.19)% | (0.48)% | (1.05)% |
| Ratio of expenses to average net assets, before waivers, reimbursements of previously waived expenses and expenses paid indirectly | 1.28%[3] | 1.31% | 1.33% | 1.36% | 1.44% | 1.65% |
| Ratio of net investment income (loss) to average net assets, before waivers, reimbursements of previously waived expenses and expenses paid indirectly | 0.18%[3] | 0.43% | 0.20% | (0.22)% | (0.42)% | (1.15)% |
| Portfolio turnover rate[2] | 63%[4] | 105% | 136% | 175% | 191% | 236% |

[1] Less than $0.01.
[2] Portfolio turnover is greater than most funds due to the investment style of the Fund.
[3] Annualized.
[4] Not annualized for the six months ended March 31, 2008.
[5] See Note 3 for information regarding the voluntary fee waiver.
See notes to financial statements.

### INVESTMENT REVIEW BY JIM GENDELMAN (UNAUDITED)

International equities – like their US equity counterparts – struggled during the six-month period ended March 31, 2008. The Marsico International Opportunities Fund posted a total return of (US$) -10.36% for the period, modestly outperforming the MSCI EAFE Index, which we consider to be the Fund's primary benchmark index and which had a total return of (US$) -10.50%. Please see the Fund Overview for more detailed information about the Fund's longer-term performance for various time periods ended March 31, 2008.

*The performance data for the Fund quoted here represent past performance, and past performance is not a guarantee of future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance information quoted. To obtain performance information current to the most recent month-end, please call 888-860-8686 or visit www.marsicofunds.com.[1]*

*This review highlights Fund performance over a six-month fiscal period. Shareholders should keep in mind that the Funds are intended for long-term investors who hold their shares for substantially longer periods of time. You should also keep in mind that our views on all investments discussed in this report are subject to change at any time. References to specific securities, industries, and sectors discussed in this report are not recommendations to buy or sell such securities or related investments, and the Funds may not necessarily hold these securities or investments today. Please see the accompanying Schedule of Investments for the percentage of the Fund's portfolio represented by the securities mentioned in this report.*

The primary areas contributing to the Fund's outperformance as compared to the MSCI EAFE Index during the six-month period ended March 31, 2008 are summarized below:

- **Information Technology:** The Fund's Information Technology positions eked out a positive return of 0.65% for the six-month period. While the performance was essentially "flat" on an absolute basis, it was significantly better than the MSCI EAFE Index sector return of -20%. Canada-based mobile communication equipment company Research In Motion, Ltd. (+14%), Japan-headquartered video game systems company Nintendo Co., Ltd. (+2%), and South Korea-based Samsung Electronics Co., Ltd. (+0.90%) each posted solid results in a very challenging environment.

- **Health Care:** Pharmaceuticals, Biotechnology & Life Sciences positions such as Swiss pharmaceuticals and diagnostics developer Roche Holding AG (+6%), Australian biotechnology company CSL Ltd. (+7%), and Swiss specialty chemicals company Lonza Group AG (+23%) had strong performance.

- **Select Holdings:** Certain individual positions posted strong gains, including Canada-headquartered fertilizer producer Potash Corporation of Saskatchewan, Inc. (+48%), Brazil-based oil and natural gas company Petroleo Brasileiro S.A. ADR (+38%), and London-based mining and metals company Rio Tinto PLC (+23%). Latin American wireless communications services provider América Móvil S.A.B. de C.V. Ser. L posted a positive return of 3% in an industry that experienced sharp declines.

- **Financials:** The Financials sector was among the weaker-performing areas of the benchmark index and also was the index's largest sector-level constituent with an average weighting of 27% during the reporting period. The Fund benefitted considerably by maintaining an underweighted position, on average, in the sector.

The Fund had a relatively small cash and cash equivalents position of approximately 4%, on average. Given the volatility and overall decline in international equity prices, the Fund's cash weighting had a modest positive impact on performance as compared to the fully-invested MSCI EAFE Index.

There were a few factors that had a negative effect on investment results:

- **Currency Effect:** Although active currency management is not a central facet of the Fund's investment process, currency fluctuations may at times affect the Fund's performance positively or negatively. For the six-month period, currency fluctuations had a material adverse effect on performance results relative to the EAFE Index. Certain currencies such as the euro and yen appreciated substantially as compared to the US dollar. The Fund generally had less exposure to companies whose securities are priced in euros and yen and traded in countries that utilize the euro; therefore a smaller portion of the Fund, compared with its benchmark index, benefited from the euro's and yen's valuation increase relative to the dollar.

- **Consumer Discretionary:** The Fund's Consumer Discretionary positions negatively impacted performance. These positions struggled, in part, due to concerns regarding a potential slowdown in consumer spending. German automobile component company Continental AG (-26%), hotel/casino operator Las Vegas Sands Corp. (-45%), and France-based luxury goods company PPR (-21%) experienced sharp declines. Though the Fund reduced its exposure to the sector, it maintained an overweighted posture in the sector as compared to its benchmark index. This positioning further impeded the Fund's performance.

- **Utilities:** The Fund's Utilities positions had disappointing performance. Electricite de France S.A. slid -19% prior to being sold and France-based water and waste management company Veolia Enivronnement declined -18%.

A further impediment to the Fund's performance was having overweighted positions, on average compared to the benchmark, in three weak-performing sectors: Consumer Discretionary, Information Technology, and Telecommunication Services.

The International Opportunities Fund has tended to have a relatively high portfolio turnover level because of its investment style. Although the Fund may hold core positions for some time, it may change its portfolio composition quickly to take advantage of new opportunities, or to address issues affecting particular holdings.

### Fiscal Period-End Investment Posture

As of March 31, 2008, the Fund's primary economic sector allocations included Consumer Discretionary, Financials, Consumer Staples, and Telecommunication Services. In terms of country allocations, the Fund's most significant weightings at period-end were Switzerland, France, the United Kingdom, Brazil, and Japan. The Fund held several positions domiciled in emerging markets including Brazil, Mexico, Hong Kong/China, South Korea, India, Israel, and South Africa. Such emerging markets exposure represented approximately 26% of the Fund's net assets. As mentioned in previous shareholder reports, country-level weightings generally should be considered a residual of the Fund's stock selection process rather than a major, proactive facet of its investment strategy.

Sincerely,

**JAMES G. GENDELMAN**
**PORTFOLIO MANAGER**

## FUND OVERVIEW March 31, 2008 (Unaudited)

The International Opportunities Fund invests primarily in common stocks of foreign companies that are selected for their long-term growth potential. The Fund may invest in companies of any size throughout the world. It normally invests in the securities of issuers that are economically tied to one or more foreign countries, and expects to be invested in various issuers or securities that together have ties to at least four different foreign countries. Some issuers or securities in the Fund's portfolio may be based in or economically tied to the United States. The Fund may hold an unlimited number of common stocks.

### PERFORMANCE COMPARISON



| | One Year (4/1/07–3/31/08) | Five Year (4/1/03–3/31/08) | Average Annual Since Inception (6/30/00–3/31/08) |
|---|---|---|---|
| Marsico International Opportunities Fund | 6.11% | 22.68%[1] | 9.05%[1] |
| MSCI EAFE Index | −2.70% | 21.40% | 4.72% |

| TOTAL ANNUAL OPERATING EXPENSES* | 1.38% |
|---|---|

### NET ASSETS

| 3/31/08 | $793,025,320 |
|---|---|

### NET ASSET VALUE

| Net Asset Value Per Share | $15.93 |
|---|---|

### TOP FIVE HOLDINGS

| | |
|---|---|
| América Móvil, S.A.B. de C.V. ADR Ser. L | 4.30% |
| Continental AG | 3.72 |
| Credit Suisse Group | 3.31 |
| Holcim Ltd. | 3.28 |
| Veolia Environnement | 3.27 |

### SECTOR ALLOCATION[3]



- Consumer, Non-cyclical — 15.50%
- Communications — 15.41%
- Consumer, Cyclical — 11.69%
- Financial — 8.20%
- Industrial — 5.91%
- Energy — 5.51%
- Technology — 3.42%
- Basic Materials — 1.33%
- Utilities — 17.29%
- Diversified — 15.74%

### GROWTH OF $10,000[1] [2]



Marsico International Opportunities Fund — $19,566
MSCI EAFE Index — $14,301

\* The Total Annual Operating Expenses and Net Expenses are reflective of the information disclosed in the Funds' Prospectus dated February 1, 2008 and may differ from the expense ratios disclosed in this report.

*The performance data quoted here represent past performance, and past performance is not a guarantee of future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance information quoted. To obtain performance information current to the most recent month-end, please call 888-860-8686 or visit www.marsicofunds.com. A redemption fee may be imposed on redemptions or exchanges of Fund shares owned for 30 days or less.*

The performance included in the table and graph do not reflect the deduction of taxes on Fund distributions or the redemption of Fund shares.

[1] The performance returns for the International Opportunities Fund (for the period prior to September 30, 2004) reflect a fee waiver in effect; in the absence of such a waiver, the returns would be reduced. For the period beginning October 2004 through December 2005, performance returns for the International Opportunities Fund would be higher but for the reimbursement of fees waived previously.

[2] This chart assumes an initial investment of $10,000 made on June 30, 2000 (inception). Total returns are based on net change in NAV, assuming reinvestment of distributions.

[3] Sector weightings represent the percentage of the Fund's investments (excluding cash equivalents) in certain general sectors. These sectors may include more than one industry. The Fund's portfolio composition is subject to change at any time.

The Morgan Stanley Capital International (MSCI) EAFE Index tracks the stocks of about 1,000 companies in Europe, Australasia, and the Far East (EAFE). You cannot invest directly in an index.

[1] Total returns are based on net change in net asset value assuming reinvestment of distributions. For the period prior to September 30, 2004, the performance returns for the International Opportunities Fund reflect a fee waiver in effect; in the absence of such a waiver, the returns would have been reduced. For the period beginning October 2004 through December 2005, performance returns for the International Opportunities Fund would have been higher but for the reimbursement of fees waived previously. A redemption fee of 2% may be imposed on redemptions or exchanges of Fund shares owned for 30 days or less. Please see the Prospectus for more information.

# MARSICO INTERNATIONAL OPPORTUNITIES FUND

## SCHEDULE OF INVESTMENTS March 31, 2008 (Unaudited)

| | Number of Shares | Value | Percent of Net Assets |
|---|---|---|---|
| **COMMON STOCKS** | | | |
| **Advertising Services** | | | |
| JC Decaux S.A. | 348,586 | $10,247,139 | 1.29% |
| **Agricultural Chemicals** | | | |
| Potash Corporation of Saskatchewan, Inc. | 52,401 | 8,133,159 | 1.03 |
| **Apparel Manufacturers** | | | |
| Esprit Holdings, Ltd. | 660,000 | 7,924,936 | 1.00 |
| **Brewery** | | | |
| Heineken N.V. | 352,926 | 20,498,707 | 2.59 |
| **Building - Residential/Commercial** | | | |
| Gafisa S.A. | 401,281 | 6,634,275 | 0.84 |
| **Building Products - Air/Heating** | | | |
| Daikin Industries, Ltd. | 171,273 | 7,371,200 | 0.93 |
| **Building Products - Cement/Aggregates** | | | |
| CEMEX, S.A.B. de C.V. Spon. ADR* | 448,343 | 11,710,719 | 1.47 |
| Holcim Ltd. | 247,443 | 25,987,619 | 3.28 |
| | | 37,698,338 | 4.75 |
| **Cable TV** | | | |
| Rogers Communications, Inc. - Cl. B | 371,039 | 13,345,764 | 1.68 |
| **Casino Hotels** | | | |
| Las Vegas Sands Corp.* | 155,168 | 11,426,571 | 1.44 |
| **Cellular Telecommunications** | | | |
| América Móvil, S.A.B. de C.V. ADR Ser. L | 535,765 | 34,122,873 | 4.30 |
| China Mobile Ltd. | 1,092,000 | 16,248,142 | 2.05 |
| MTN Group Ltd. | 679,612 | 10,307,309 | 1.30 |
| | | 60,678,324 | 7.65 |
| **Chemicals - Diversified** | | | |
| Johnson Matthey PLC | 107,841 | 4,291,236 | 0.54 |
| **Chemicals - Specialty** | | | |
| Lonza Group AG | 167,333 | 22,190,873 | 2.80 |
| **Commercial Banks - Non-U.S.** | | | |
| Anglo Irish Bank Corporation PLC | 321,069 | 4,308,542 | 0.54 |
| ICICI Bank Ltd. Spon. ADR | 271,692 | 10,375,917 | 1.31 |
| Julius Baer Holding Ltd. | 198,782 | 14,651,941 | 1.85 |
| Unibanco – Uniao de Bancos Brasileiros S.A. GDR | 90,716 | 10,581,114 | 1.33 |
| | | 39,917,514 | 5.03 |
| **Computers** | | | |
| Research In Motion, Ltd.* | 186,612 | 20,943,465 | 2.64 |

| | Number of Shares | Value | Percent of Net Assets |
|---|---|---|---|
| **COMMON STOCKS** CONTINUED | | | |
| **Computers - Integrated Systems** | | | |
| Fujitsu Ltd. | 602,000 | $3,937,640 | 0.50% |
| **Diversified Operations** | | | |
| China Merchants Holdings (International) Co., Ltd. | 830,000 | 3,945,957 | 0.50 |
| GEA Group AG | 181,821 | 6,114,158 | 0.77 |
| | | 10,060,115 | 1.27 |
| **Electric Components - Miscellaneous** | | | |
| Hon Hai Precision Industry Co., Ltd. | 1,343,000 | 7,692,095 | 0.97 |
| **Electronic Components - Semiconductors** | | | |
| Samsung Electronics Co., Ltd. | 31,700 | 19,941,536 | 2.52 |
| **Energy - Alternate Sources** | | | |
| Vestas Wind Systems A/S* | 92,482 | 10,103,043 | 1.27 |
| **Engineering/R&D Services** | | | |
| ABB Ltd. | 599,370 | 16,090,227 | 2.03 |
| **Finance - Investment Banker/Broker** | | | |
| Credit Suisse Group | 515,742 | 26,251,896 | 3.31 |
| Daiwa Securities Group, Inc. | 414,000 | 3,588,443 | 0.45 |
| | | 29,840,339 | 3.76 |
| **Finance - Other Services** | | | |
| Bovespa Holdings SA | 1,193,800 | 16,090,141 | 2.03 |
| Man Group PLC | 1,043,033 | 11,478,462 | 1.45 |
| | | 27,568,603 | 3.48 |
| **Food - Miscellaneous/Diversified** | | | |
| Groupe Danone | 126,704 | 11,329,914 | 1.43 |
| Nestle S.A. | 43,166 | 21,569,960 | 2.72 |
| | | 32,899,874 | 4.15 |
| **Food - Retail** | | | |
| Tesco PLC | 3,075,266 | 23,131,616 | 2.92 |
| **Hotels & Motels** | | | |
| Accor S.A. | 108,507 | 7,924,583 | 1.00 |
| Shangri-La Asia Ltd. | 2,719,003 | 7,336,712 | 0.92 |
| | | 15,261,295 | 1.92 |
| **Import/Export** | | | |
| Marubeni Corporation | 1,834,000 | 13,357,584 | 1.68 |
| **Machinery - Construction & Mining** | | | |
| Hitachi Construction Machinery Co., Ltd. | 148,559 | 3,718,446 | 0.47 |
| **Machinery - General Industrial** | | | |
| ALSTOM | 55,565 | 12,046,146 | 1.52 |

\* Non-income producing.

See notes to financial statements.

## SCHEDULE OF INVESTMENTS March 31, 2008 (Unaudited)

| | Number of Shares | Value | Percent of Net Assets |
|---|---|---|---|
| **COMMON STOCKS** CONTINUED | | | |
| **Medical - Biomedical/Genetic** | | | |
| CSL Ltd. | 362,023 | $12,211,773 | 1.54% |
| **Medical - Drugs** | | | |
| Actelion Ltd.* | 153,404 | 8,364,542 | 1.05 |
| Roche Holding AG | 52,218 | 9,827,353 | 1.24 |
| | | 18,191,895 | 2.29 |
| **Medical - Generic Drugs** | | | |
| Teva Pharmaceutical Industries Ltd. Spon. ADR | 250,404 | 11,566,161 | 1.46 |
| **Metal - Diversified** | | | |
| Rio Tinto PLC | 68,791 | 7,144,411 | 0.90 |
| **Multi-line Insurance** | | | |
| AXA | 220,979 | 8,020,529 | 1.01 |
| **Oil Companies - Exploration & Production** | | | |
| CNOOC Ltd. | 6,568,800 | 9,689,479 | 1.22 |
| **Oil Companies - Integrated** | | | |
| BG Group PLC | 343,752 | 7,961,597 | 1.00 |
| Petroleo Brasileiro S.A. ADR | 250,561 | 25,584,784 | 3.23 |
| | | 33,546,381 | 4.23 |
| **Real Estate Operating/Development** | | | |
| CapitaLand Ltd. | 1,722,000 | 7,944,132 | 1.00 |
| Sumitomo Realty & Development Co., Ltd. | 201,000 | 3,542,907 | 0.45 |
| | | 11,487,039 | 1.45 |
| **Retail - Consumer Electronics** | | | |
| Yamada Denki Company Ltd. | 70,800 | 6,108,347 | 0.77 |
| **Retail - Major Department Store** | | | |
| PPR | 57,210 | 8,476,552 | 1.07 |
| **Rubber - Tires** | | | |
| Continental AG | 289,361 | 29,506,541 | 3.72 |
| **Seismic Data Collection** | | | |
| CGG - Veritas* | 35,538 | 8,846,727 | 1.12 |
| **Soap & Cleaning Preparations** | | | |
| Reckitt Benckiser Group PLC | 227,638 | 12,609,233 | 1.59 |
| **Telephone - Integrated** | | | |
| Telefonica, S.A. | 356,350 | 10,239,086 | 1.29 |

| | Number of Shares | Value | Percent of Net Assets |
|---|---|---|---|
| **COMMON STOCKS** CONTINUED | | | |
| **Television** | | | |
| British Sky Broadcasting Group PLC | 2,249,525 | $24,845,062 | 3.13% |
| **Toys** | | | |
| Nintendo Co., Ltd. | 36,600 | 18,872,793 | 2.38 |
| **Transportation - Rail** | | | |
| America Latina Logistica S.A. | 399,318 | 4,027,998 | 0.51 |
| **Water** | | | |
| Veolia Environnement | 371,878 | 25,926,422 | 3.27 |
| **TOTAL COMMON STOCKS** (Cost $658,976,545) | | 758,266,489 | 95.62 |

\* Non-income producing.

See notes to financial statements.

## SCHEDULE OF INVESTMENTS March 31, 2008 (Unaudited)

| | Number of Shares | Value | Percent of Net Assets |
|---|---|---|---|
| **SHORT-TERM INVESTMENTS** | | | |
| SSgA U.S. Government Money Market Fund, 2.07% | 21,435,885 | $21,435,885 | 2.70% |
| SSgA U.S. Treasury Money Market Fund, 1.17% | 35,852,558 | 35,852,558 | 4.52 |
| **TOTAL SHORT-TERM INVESTMENTS (Cost $57,288,443)** | | 57,288,443 | 7.22 |
| **TOTAL INVESTMENTS (Cost $716,264,988)** | | 815,554,932 | 102.84 |
| Liabilities Less Cash and Other Assets | | (22,529,612) | (2.84) |
| **NET ASSETS** | | $793,025,320 | 100.00% |

### SUMMARY OF INVESTMENTS BY COUNTRY

| Country | Market Value | Percent of Investment Securities |
|---|---|---|
| Australia | $12,211,773 | 1.5% |
| Brazil | 62,918,312 | 7.7 |
| Canada | 42,422,388 | 5.2 |
| Denmark | 10,103,043 | 1.2 |
| France | 92,818,012 | 11.4 |
| Germany | 35,620,699 | 4.4 |
| Hong Kong | 45,145,226 | 5.5 |
| India | 10,375,917 | 1.3 |
| Ireland | 4,308,542 | 0.5 |
| Israel | 11,566,161 | 1.4 |
| Japan | 60,497,360 | 7.4 |
| Mexico | 45,833,592 | 5.6 |
| Netherlands | 20,498,707 | 2.5 |
| Singapore | 7,944,132 | 1.0 |
| South Africa | 10,307,309 | 1.3 |
| South Korea | 19,941,536 | 2.5 |
| Spain | 10,239,086 | 1.3 |
| Switzerland | 144,934,411 | 17.8 |
| Taiwan | 7,692,095 | 0.9 |
| United Kingdom | 91,461,617 | 11.2 |
| United States[1] | 68,715,014 | 8.4 |
| **Total** | **$815,554,932** | **100.0%** |

## STATEMENT OF ASSETS AND LIABILITIES
March 31, 2008 (Unaudited)

(Amounts in thousands)

### ASSETS

| | |
|---|---|
| Investments, at value (cost $716,265) | $815,555 |
| Receivable for investments sold | 25,408 |
| Receivable for capital stock sold | 1,219 |
| Interest and dividends receivable | 2,395 |
| Prepaid expenses and other assets | 280 |
| **Total Assets** | **844,857** |

### LIABILITIES

| | |
|---|---|
| Payable for investments purchased | 49,955 |
| Payable for capital stock redeemed | 467 |
| Accrued investment advisory fee | 564 |
| Accrued distribution fee | 275 |
| Accrued trustees' fees | 234 |
| Accrued transfer agent fees and expenses | 196 |
| Accrued expenses and other liabilities | 141 |
| **Total Liabilities** | **51,832** |
| **NET ASSETS** | **$793,025** |

### NET ASSETS CONSIST OF

| | |
|---|---|
| Paid-in-capital | $701,074 |
| Accumulated net investment loss | (827) |
| Accumulated net realized loss on investments and foreign currency transactions | (6,550) |
| Net unrealized appreciation on investments and foreign currency translations | 99,328 |
| **NET ASSETS** | **$793,025** |
| SHARES OUTSTANDING, $0.001 par value (Unlimited shares authorized) | 49,770 |
| NET ASSET VALUE, REDEMPTION PRICE, AND OFFERING PRICE PER SHARE (NET ASSETS/SHARES OUTSTANDING)* | $15.93 |

## STATEMENT OF OPERATIONS
For the Six Months Ended March 31, 2008 (Unaudited)

(Amounts in thousands)

### INVESTMENT INCOME

| | |
|---|---|
| Interest | $601 |
| Dividends (net of $196 of non-reclaimable foreign withholding taxes) | 5,697 |
| **Total Investment Income** | **6,298** |

### EXPENSES

| | |
|---|---|
| Investment advisory fees | 3,469 |
| Distribution fees | 1,020 |
| Transfer agent fees and expenses | 504 |
| Custody and fund accounting fees | 337 |
| Fund administration fees | 107 |
| Printing and postage expenses | 68 |
| Federal and state registration fees | 23 |
| Professional fees | 21 |
| Miscellaneous | 16 |
| Trustees' fees and expenses | (37)[1] |
| **Total Expenses** | **5,528** |
| Less expenses paid indirectly | (1) |
| **Net Expenses** | **5,527** |
| **NET INVESTMENT INCOME** | **771** |

### REALIZED AND UNREALIZED GAIN/LOSS

| | |
|---|---|
| Net realized loss on investments | (11,996) |
| Net realized gain on foreign currency transactions | 16,127 |
| Change in unrealized appreciation/ depreciation on investments and foreign currency translations | (93,267) |
| **Net Loss on Investments** | **(89,136)** |
| **NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS** | **$(88,365)** |

---

* Not in thousands.

[1] Includes $12,917 for trustees' fees and expenses and $(50,072) for the unrealized depreciation related to the mark to market of the shares in the Deferred Fee Plan during the six months ended March 31, 2008.

See notes to financial statements.

[1] Includes short-term securities.

See notes to financial statements.

## STATEMENTS OF CHANGES IN NET ASSETS

| (Amounts in thousands) | Six Months Ended 3/31/08 (Unaudited) | Year Ended 9/30/07 |
|---|---|---|
| **OPERATIONS** | | |
| Net investment income | $771 | $6,431 |
| Net realized gain (loss) on investments | (11,996) | 67,964 |
| Net realized gain on foreign currency transactions | 16,127 | 15,833 |
| Change in unrealized appreciation/depreciation on investments and foreign currency translations | (93,267) | 107,907 |
| **Net increase (decrease) in net assets resulting from operations** | **(88,365)** | **198,135** |
| **DISTRIBUTIONS** | | |
| Net investment income | (7,301) | (1,290) |
| Net realized gains | (88,835) | (24,442) |
| **Total distributions** | **(96,136)** | **(25,732)** |
| **CAPITAL SHARE TRANSACTIONS** | | |
| Proceeds from sale of shares | 199,120 | 261,388 |
| Proceeds from reinvestment of distributions | 92,902 | 24,671 |
| Redemption fees | 81 | 40 |
| Redemption of shares | (136,650) | (208,113) |
| **Net increase from capital share transactions** | **155,453** | **77,986** |
| **TOTAL INCREASE (DECREASE) IN NET ASSETS** | **(29,048)** | **250,389** |
| **NET ASSETS** | | |
| Beginning of period | 822,073 | 571,684 |
| **END OF PERIOD** | **$793,025** | **$822,073** |
| Accumulated net investment income (loss) | (827) | 5,703 |
| **TRANSACTIONS IN SHARES** | | |
| Shares sold | 11,187 | 15,189 |
| Shares issued in reinvestment of distributions | 5,225 | 1,495 |
| Shares redeemed | (7,551) | (11,945) |
| **NET INCREASE** | **8,861** | **4,739** |

See notes to financial statements.

## FINANCIAL HIGHLIGHTS

| For a Fund Share Outstanding Throughout the Period. | Six Months Ended 3/31/08 (Unaudited) | Year Ended 9/30/07 | Year Ended 9/30/06 | Year Ended 9/30/05 | Year Ended 9/30/04 | Year Ended 9/30/03 |
|---|---|---|---|---|---|---|
| **NET ASSET VALUE, BEGINNING OF PERIOD** | **$20.10** | **$15.81** | **$13.00** | **$10.63** | **$8.80** | **$7.00** |
| **INCOME FROM INVESTMENT OPERATIONS** | | | | | | |
| Net investment income | 0.02 | 0.16 | 0.04 | 0.12 | 0.04 | 0.02 |
| Net realized and unrealized gains (losses) on investments | (1.86) | 4.81 | 2.87 | 2.25 | 1.79 | 1.78 |
| **Total from investment operations** | **(1.84)** | **4.97** | **2.91** | **2.37** | **1.83** | **1.80** |
| **DISTRIBUTIONS & OTHER** | | | | | | |
| Net investment income | (0.18) | (0.03) | (0.10) | — | — | — |
| Net realized gains | (2.15) | (0.65) | — | — | — | — |
| Redemption fees [See Note 2(i)] | —[1] | —[1] | —[1] | —[1] | —[1] | — |
| **Total distributions & other** | **(2.33)** | **(0.68)** | **(0.10)** | **—** | **—** | **—** |
| **NET ASSET VALUE, END OF PERIOD** | **$15.93** | **$20.10** | **$15.81** | **$13.00** | **$10.63** | **$8.80** |
| **TOTAL RETURN** | **(10.36)%[4]** | **32.42%** | **22.46%** | **22.30%** | **20.80%** | **25.71%** |
| **SUPPLEMENTAL DATA AND RATIOS** | | | | | | |
| Net assets, end of period (000s) | $793,025 | $822,073 | $571,684 | $262,522 | $106,162 | $28,409 |
| Ratio of expenses to average net assets, less waivers and before expenses paid indirectly, plus reimbursements of previously waived expenses | 1.35%[3] | 1.37% | 1.44% | 1.60% | 1.60% | 1.68%[5] |
| Ratio of net investment income (loss) to average net assets, net of waivers, reimbursements of previously waived expenses and expenses paid indirectly | 0.19%[3] | 0.92% | 0.33% | 1.19% | 0.07% | 0.18% |
| Ratio of expenses to average net assets, before waivers, reimbursements of previously waived expenses and expenses paid indirectly | 1.35%[3] | 1.37% | 1.41% | 1.49% | 1.68% | 2.31% |
| Ratio of net investment income (loss) to average net assets, before waivers, reimbursements of previously waived expenses and expenses paid indirectly | 0.19%[3] | 0.92% | 0.36% | 1.30% | 0.00% | (0.45)% |
| Portfolio turnover rate[2] | 51%[4] | 125% | 101% | 156% | 105% | 211% |

[1] Less than $0.01.
[2] Portfolio turnover is greater than most funds due to the investment style of the Fund.
[3] Annualized.
[4] Not annualized for the six months ended March 31, 2008.
[5] See Note 3 for information regarding the voluntary fee waiver.
See notes to financial statements.

**INVESTMENT REVIEW BY DOUG RAO (UNAUDITED)**

The Flexible Capital Fund posted a return of -9.22% for the six-month period ended March 31, 2008, and outperformed the S&P 500 Index, which we consider to be the Fund's primary benchmark index and which had a total return of -12.46% over the same time period. Please see the Fund Overview for more detailed information about the Fund's performance for various time periods ended March 31, 2008.

*The performance data for the Fund quoted here represent past performance, and past performance is not a guarantee of future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance information quoted. To obtain performance information current to the most recent month-end, please call 888-860-8686 or visit www.marsicofunds.com.[1]*

*This review highlights Fund performance over a six-month period. Shareholders should keep in mind that the Funds are intended for long-term investors who hold their shares for substantially longer periods of time. You should also keep in mind that our views on all investments discussed in this report are subject to change at any time. References to specific securities, industries, and sectors discussed in this report are not recommendations to buy or sell such securities or related investments, and the Funds may not necessarily hold these securities or investments today. Please see the accompanying Schedule of Investments for the percentage of the Fund's portfolio represented by the securities mentioned in this report.*

During the six-month period ended March 31, 2008, the Fund's performance was positively impacted by stock selection in the following areas:

- **Information Technology:** Credit and debit transaction processor MasterCard, Inc. – Cl. A (+51%) appreciated sharply and had a material, positive effect on performance.

- **Telecommunication Services:** Wireless communications service provider China Mobile Ltd. gained 5% prior to being sold.

- **Consumer Staples:** The Fund further benefited from having an overweighted posture in the Consumer Staples sector, which was the strongest-performing sector of the S&P 500 Index with a return of 2%. Warehouse club companies BJ's Wholesale Club, Inc. (+1%) and Costco Wholesale Corporation (+7%) aided performance as did retail pharmacy CVS Caremark Corporation (+3%).

- **Select Holdings:** A number of individual positions posted solid returns, including oil and natural gas producer Petrohawk Energy Corporation (+26% following a secondary offering), biopharmaceutical company Gilead Sciences, Inc. (+15%), China real estate agency services E-House (China) Holdings Ltd. ADR (+11% prior to being sold), and restaurant operator YUM! Brands, Inc. (+10%).

The Fund had an average of approximately 11% in cash equivalent positions during the six-month period. This posture helped the Fund's performance, providing a measure of capital protection in a challenging equity market.

The main "soft spots" for the Fund, in terms of investment performance, included:

- **Consumer Discretionary:** The Fund's performance was hurt by both stock selection and an emphasis in the Consumer Discretionary sector. The Consumer Discretionary sector was one of the weakest-performing sectors of the benchmark index with a return of -15%. On average, the Fund had 19% of its net assets in the sector compared to the S&P 500 Index sector weight of 9%. Marketing services company MDC Partners, Inc. skidded -37%. The Fund's auto-related positions performed poorly. Automobile components company Continental AG dropped -40% and auto manufacturers General Motors Corp. and Daimler AG skidded -29% and -11%, respectively. All three positions were sold during the period.

- **Certain Financials:** The Fund's banking-related positions posted a collective return of -52% for the period. Washington Mutual, Inc. (-40%), Meta Financial Group, Inc. (-29%), and mortgage lenders Fannie Mae (-31%) and Freddie Mac (-11%) each declined sharply prior to being sold.

The Fund had relatively little exposure to Energy. This further dampened performance, as Energy was a relatively strong-performing sector of the benchmark index.

The Flexible Capital Fund over its short history has tended to have a relatively high portfolio turnover level. This is attributable to the Fund's investment style, its change in its investment goal during 2007, and its relatively small base of assets under management. Although the Fund may hold core positions for some time, it may change its portfolio composition quickly to take advantage of new opportunities, or to address issues affecting particular holdings.

**Fiscal Period-End Investment Posture**

As of March 31, 2008, the Fund's primary economic sector allocations included Consumer Discretionary, Financials, and Consumer Staples. The Fund had little exposure to the Telecommunication Services sector.

Sincerely,

**A. DOUGLAS RAO**
**PORTFOLIO MANAGER**

[1] Total returns are based on net change in net asset value assuming reinvestment of distributions. The performance returns for the Flexible Capital Fund reflect a fee waiver in effect; in the absence of such a waiver, the returns would have been reduced. A redemption fee of 2% may be imposed on redemptions or exchanges of Fund shares owned for 30 days or less. Please see the Prospectus for more information.

## SCHEDULE OF INVESTMENTS March 31, 2008 (Unaudited)

| | Number of Shares | Value | Percent of Net Assets |
|---|---|---|---|
| **SHORT-TERM INVESTMENTS** | | | |
| SSgA Money Market Fund, 2.79% | 1 | $ 1 | 0.00% |
| SSgA Prime Money Market Fund, 3.34% | 1 | 1 | 0.00 |
| SSgA U.S. Government Money Market Fund, 2.07% | 787,144 | 787,144 | 4.46 |
| SSgA U.S. Treasury Money Market Fund, 1.17% | 860,063 | 860,063 | 4.88 |
| Federal Home Loan Bank Discount Note, 1.50%, 4/1/08 | 900,000 | 900,000 | 5.11 |
| **TOTAL SHORT-TERM INVESTMENTS (Cost $2,547,209)** | | 2,547,209 | 14.45 |
| **TOTAL INVESTMENTS (Cost $17,144,316)** | | 17,691,556 | 100.36 |
| Liabilities Less Cash and Other Assets | | (63,657) | (0.36) |
| **NET ASSETS** | | $17,627,899 | 100.00% |

### SUMMARY OF INVESTMENTS BY COUNTRY

| Country | Market Value | Percent of Investment Securities |
|---|---|---|
| Brazil | $528,918 | 3.0% |
| Canada | 470,725 | 2.7 |
| Denmark | 310,033 | 1.7 |
| Hong Kong | 160,650 | 0.9 |
| Luxembourg | 440,493 | 2.5 |
| Netherlands | 521,868 | 3.0 |
| Portugal | 180,272 | 1.0 |
| Switzerland | 489,130 | 2.8 |
| United Kingdom | 430,489 | 2.4 |
| United States[1] | 14,158,978 | 80.0 |
| **Total** | **$17,691,556** | **100.0%** |

## STATEMENT OF ASSETS AND LIABILITIES
March 31, 2008 (Unaudited)

(Amounts in thousands)

| **ASSETS** | |
|---|---|
| Investments, at value (cost $17,144) | $17,692 |
| Receivable for capital stock sold | 2 |
| Interest and dividends receivable | 15 |
| Due from advisor | 3 |
| Prepaid expenses and other assets | 168 |
| **Total Assets** | **17,880** |

| **LIABILITIES** | |
|---|---|
| Payable for capital stock redeemed | 23 |
| Accrued trustees' fees | 161 |
| Accrued distribution fee | 14 |
| Accrued transfer agent fees and expenses | 11 |
| Accrued expenses and other liabilities | 43 |
| **Total Liabilities** | **252** |
| **NET ASSETS** | **$17,628** |

| **NET ASSETS CONSIST OF** | |
|---|---|
| Paid-in-capital | $18,665 |
| Accumulated net investment loss | (44) |
| Accumulated net realized loss on investments and foreign currency transactions | (1,524) |
| Net unrealized appreciation on investments and foreign currency translations | 531 |
| **NET ASSETS** | **$17,628** |

| SHARES OUTSTANDING, $0.001 par value (Unlimited shares authorized) | **1,841** |
|---|---|
| NET ASSET VALUE, REDEMPTION PRICE, AND OFFERING PRICE PER SHARE (NET ASSETS/SHARES OUTSTANDING)* | **$9.57** |

## STATEMENT OF OPERATIONS
For the Six Months Ended March 31, 2008 (Unaudited)

(Amounts in thousands)

| **INVESTMENT INCOME** | |
|---|---|
| Interest | $40 |
| Dividends (net of $5 of non-reclaimable foreign withholding taxes) | 173 |
| **Total Investment Income** | **213** |

| **EXPENSES** | |
|---|---|
| Investment advisory fees | 91 |
| Custody and fund accounting fees | 57 |
| Distribution fees | 27 |
| Transfer agent fees and expenses | 23 |
| Fund administration fees | 22 |
| Federal and state registration fees | 13 |
| Miscellaneous | 3 |
| Printing and postage expenses | 2 |
| Professional fees | 1 |
| Trustees' fees and expenses | (26)[1] |
| **Total Expenses** | **213** |
| Less waiver of expenses and expenses paid indirectly | (133) |
| **Net Expenses** | **80** |
| **NET INVESTMENT INCOME** | **133** |

| **REALIZED AND UNREALIZED GAIN/LOSS** | |
|---|---|
| Net realized loss on investments | (1,300) |
| Net realized gain on foreign currency transactions | 338 |
| Change in unrealized appreciation/depreciation on investments and foreign currency translations | (1,302) |
| **Net Loss on Investments** | **(2,264)** |
| **NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS** | **$(2,131)** |

* Not in thousands, based on unrounded net assets and shares outstanding.

[1] Includes $380 for trustees' fees and expenses and $(26,037) for the unrealized depreciation related to the mark to market of the shares in the Deferred Fee Plan during the six months ended March 31, 2008.

See notes to financial statements.

[1] Includes short-term securities.

See notes to financial statements.

## STATEMENTS OF CHANGES IN NET ASSETS

| (Amounts in thousands) | Six Months Ended 3/31/08 (Unaudited) | 12/29/06* to 9/30/07 |
|---|---|---|
| **OPERATIONS** | | |
| Net investment income | $133 | $474 |
| Net realized loss on investments | (1,300) | (125) |
| Net realized gain on foreign currency transactions | 338 | 337 |
| Change in unrealized appreciation/depreciation on investments and foreign currency translations | (1,302) | 1,833 |
| **Net increase (decrease) in net assets resulting from operations** | **(2,131)** | **2,519** |
| **DISTRIBUTIONS** | | |
| Net investment income | (633) | — |
| Net realized gains | (805) | — |
| **Total distributions** | **(1,438)** | **—** |
| **CAPITAL SHARE TRANSACTIONS** | | |
| Proceeds from sale of shares | 5,006 | 32,595 |
| Proceeds from reinvestment of distributions | 1,420 | — |
| Redemption fees | 1 | 2 |
| Redemption of shares | (9,971) | (10,375) |
| **Net increase (decrease) from capital share transactions** | **(3,544)** | **22,222** |
| **TOTAL INCREASE (DECREASE) IN NET ASSETS** | **(7,113)** | **24,741** |
| **NET ASSETS** | | |
| Beginning of period | 24,741 | — |
| **END OF PERIOD** | **$17,628** | **$24,741** |
| Accumulated net investment income (loss) | (44) | 456 |
| **TRANSACTIONS IN SHARES** | | |
| Shares sold | 455 | 3,184 |
| Shares issued in reinvestment of distributions | 133 | — |
| Shares redeemed | (932) | (999) |
| **NET INCREASE (DECREASE)** | **(344)** | **2,185** |

## FINANCIAL HIGHLIGHTS

| For a Fund Share Outstanding Throughout the Period. | Six Months Ended 3/31/08 (Unaudited) | 12/29/06* to 9/30/07 |
|---|---|---|
| **NET ASSET VALUE, BEGINNING OF PERIOD** | **$11.32** | **$10.00** |
| **INCOME FROM INVESTMENT OPERATIONS** | | |
| Net investment income | 0.07 | 0.22 |
| Net realized and unrealized gains (losses) on investments | (1.03) | 1.10 |
| **Total from investment operations** | **(0.96)** | **1.32** |
| **DISTRIBUTIONS & OTHER** | | |
| Net investment income | (0.35) | — |
| Net realized gains | (0.44) | — |
| Redemption fees [See Note 2(i)] | —[1] | —[1] |
| **Total distributions & other** | **(0.79)** | **—** |
| **NET ASSET VALUE, END OF PERIOD** | **$9.57** | **$11.32** |
| **TOTAL RETURN** | **(9.22)%[4]** | **13.20%[5]** |
| **SUPPLEMENTAL DATA AND RATIOS** | | |
| Net assets, end of period (000s) | $17,628 | $24,741 |
| Ratio of expenses to average net assets, less waivers and before expenses paid indirectly | 0.75%[3] | 1.22%[3] |
| Ratio of net investment income to average net assets, net of waivers and expenses paid indirectly | 1.24%[3] | 2.62%[3] |
| Ratio of expenses to average net assets, before waivers and expenses paid indirectly | 1.99%[3] | 2.47%[3] |
| Ratio of net investment income to average net assets, before waivers and expenses paid indirectly | 0.00%[3] | 1.37%[3] |
| Portfolio turnover rate [2] | 114%[4] | 237%[5] |

* Commencement of operations.
[1] Less than $0.01.
[2] Portfolio turnover is greater than most funds due to the investment style of the Fund.
[3] Annualized.
[4] Not annualized for the six months ended March 31, 2008.
[5] Not annualized for the period December 29, 2006 to September 30, 2007.
   See notes to financial statements.

* Commencement of operations.
   See notes to financial statements.

46

47

**INVESTMENT REVIEW BY CORY GILCHRIST, TOM MARSICO AND JIM GENDELMAN (UNAUDITED)**

The Marsico Global Fund posted a total return of -8.06% for the six-month period ended March 31, 2008, and outperformed the MSCI All Country World Index (MSCI ACWI Index), which we consider to be the Fund's primary benchmark index and which had a total return of -10.91%. The MSCI ACWI Index measures equity market performance in the global developed and emerging markets. Please see the Fund Overview for more detailed information about the Fund's performance for the periods ended March 31, 2008.

*The performance data for the Fund quoted here represent past performance, and past performance is not a guarantee of future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance information quoted. To obtain performance information current to the most recent month-end, please call 888-860-8686 or visit www.marsicofunds.com.[1]*

*This review highlights Fund performance over a six-month period. Shareholders should keep in mind that the Funds are intended for long-term investors who hold their shares for substantially longer periods of time. You should also keep in mind that our views on all investments discussed in this report are subject to change at any time. References to specific securities, industries, and sectors discussed in this report are not recommendations to buy or sell such securities or related investments, and the Funds may not necessarily hold these securities or investments today. Please see the accompanying Schedule of Investments for the percentage of the Fund's portfolio represented by the securities mentioned in this report.*

During the six-month period ended March 31, 2008, the Fund had 17% of its nets assets, on average, in cash and cash equivalents. This defensive posture helped to preserve capital in a volatile market environment. As noted earlier, the MSCI ACWI Index fell -10.91% in the period. We anticipate that the Fund's cash level may decline going forward as we add selectively to existing holdings and identify new investment opportunities.

The following areas, in particular, aided performance:

- **Financials:** The Fund had less exposure to the Financials sector than the MSCI ACWI Index. This aided relative performance, as that sector posted a return of -19% in the benchmark index. Several of the Fund's Financials positions posted positive returns, including JPMorgan Chase & Co. (+8%), CME Group, Inc. (+19% prior to being sold), E-House (China) Holdings, Ltd. ADR (+14% prior to being sold), and Hong Kong Exchanges & Clearing Ltd. (+2% prior to being sold).

Several other individual securities had a substantially positive effect on the Fund's performance. These included MasterCard, Inc. – Cl. A (+52%), pharmaceutical chemicals company Lonza Group AG (+27%), and China-based solar electric products manufacturer and developer Suntech Power Holdings Co. Ltd. (+66% prior to being sold).

On average, the Fund had more exposure to securities economically tied to the US than did the MSCI ACWI Index during the six-month period, and may at times have invested less than 40% of its net assets in foreign securities (as may occur when the adviser deems foreign market conditions not to be favorable). This positioning presented a significant currency "cost" to the Fund, as the US dollar weakened relative to many other world currencies such as the euro. As compared to the benchmark index, the Fund generally had less exposure to companies whose securities are priced in euros and yen; therefore a smaller portion of the Fund benefited from the euro and yen's valuation increases relative to the dollar.

There were several Fund holdings that experienced sizeable declines. Financials positions Washington Mutual, Inc. (-34% prior to being sold), KKR Financial Holdings LLC (-11% prior to being sold), and Oaktree Capital Group, LLC – Cl. A 144a (-27%) were among the Fund's weakest-performing positions. In the Information Technology sector, a few holdings struggled, notably NVIDIA Corporation (-34% prior to being sold), Apple, Inc. (-17% prior to being sold), and Google, Inc.– Cl. A (-21%). Hotel/casino operator Las Vegas Sands, Inc. (-42%), industrials company, The Shaw Group, Inc. (-17%), and transportation company America Latina Logistica S.A. (-30%) also had a material, negative effect on performance.

The Global Fund over its short history has tended to have a fairly high portfolio turnover level. This is attributable to the Fund's investment style and its relatively small base of assets under management. Although the Fund may hold core positions for some time, it may change its portfolio composition quickly to take advantage of new opportunities, or to address issues affecting particular holdings.

**Fiscal Period-End Investment Posture**

As of March 31, 2008, the Fund's primary economic sector allocations were in the following areas: Industrials, Financials, and Consumer Discretionary. The Fund's most significant country allocations were the US (including the Fund's cash position), Switzerland, and Brazil.

Sincerely,

**CORYDON J. GILCHRIST, CFA**
**THOMAS F. MARSICO**
**JAMES G. GENDELMAN**
**PORTFOLIO MANAGERS**

[1] Total returns are based on net change in net asset value assuming reinvestment of distributions. The performance returns for the Global Fund reflect a fee waiver in effect; in the absence of such a waiver, the returns would have been reduced. A redemption fee of 2% may be imposed on redemptions or exchanges of Fund shares owned for 30 days or less. Please see the Prospectus for more information.

48

49

## FUND OVERVIEW March 31, 2008 (Unaudited)

The Global Fund invests primarily in common stocks that are selected for their long-term growth potential. The Fund invests in the securities of companies of any size that are economically tied to any countries or markets throughout the world, including the securities of companies economically tied to emerging markets. Under normal market conditions, the Fund will invest significantly (generally, at least 40% of its net assets) in the securities of issuers organized or located outside the U.S. or doing business outside the U.S. (unless market conditions are not deemed favorable by the Adviser, in which case the Fund generally will invest at least 30% of its assets in such foreign securities). The Fund will invest its assets in various regions and countries, including the U.S., that encompass not less than three different countries overall. The Fund may hold an unlimited number of common stocks.

### PERFORMANCE COMPARISON



| | |
|---|---|
| 5.36%[1] | Marsico Global Fund |
| −7.82% | MSCI All Country World Index |

Cumulative Since Inception (6/29/07 – 3/31/08)

| | |
|---|---|
| **TOTAL ANNUAL OPERATING EXPENSES\*** | **4.50%** |
| **NET EXPENSES\*†** | **0.77%** |

### NET ASSETS

| | |
|---|---|
| 3/31/08 | $84,256,454 |

### NET ASSET VALUE

| | |
|---|---|
| Net Asset Value Per Share | $10.34 |

### TOP FIVE HOLDINGS

| | |
|---|---|
| Julius Baer Holding Ltd. | 4.90% |
| Vestas Wind Systems A/S | 4.55 |
| Costco Wholesale Corporation | 4.44 |
| MasterCard, Inc. – Cl. A | 4.31 |
| Credit Suisse Group | 4.11 |

### SECTOR ALLOCATION[3]



| | % |
|---|---|
| Financial (includes REITs) | 21.87% |
| Consumer, Cyclical | 20.34% |
| Industrial | 19.58% |
| Energy | 12.41% |
| Consumer, Non-cyclical | 10.16% |
| Communications | 7.53% |
| Basic Materials | 6.03% |
| Technology | 1.39% |
| Utilities | 0.69% |

### GROWTH OF $10,000[1][2]



Marsico Global Fund $10,536
MSCI All Country World Index $9,218

\* The Total Annual Operating Expenses and Net Expenses are reflective of the information disclosed in the Funds' Prospectus dated February 1, 2008 and may differ from the expense ratios disclosed in this report.

† The Adviser has entered into a written expense limitation agreement under which it has agreed to limit the total expenses of the Fund (excluding interest, taxes, acquired fund fees and expenses, litigation, brokerage and extraordinary expenses) to an annual rate of 0.75% of the Global Fund's average net assets until December 31, 2008. This fee waiver may be terminated at any time after December 31, 2008. The Adviser may recoup any waived amount from a Fund pursuant to this arrangement if such reimbursement does not cause the Fund to exceed existing expense limitations and the reimbursement is made within three years after the year in which the Adviser incurred the expense.

*The performance data quoted here represent past performance, and past performance is not a guarantee of future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance information quoted. To obtain performance information current to the most recent month-end, please call 888-860-8686 or visit www.marsicofunds.com. A redemption fee may be imposed on redemptions or exchanges of Fund shares held for 30 days or less.*

Initial public offerings ("IPOs") made a significant positive contribution to the Fund's recent performance. There can be no assurance that similar contributions from IPOs will continue in the future.

The performance included in the table and graph does not reflect the deduction of taxes on Fund distributions or the redemption of Fund shares.

[1] The performance returns for the Global Fund reflect a fee waiver in effect; in the absence of such a waiver, the returns would be reduced.

[2] This chart assumes an initial investment of $10,000 made on June 29, 2007 (inception). Total returns are based on change in NAV, assuming reinvestment of distributions.

[3] Sector weightings represent the percentage of the Fund's equity investments in certain general sectors. These sectors may include more than one industry. The Fund's portfolio composition is subject to change at any time.

The MSCI ACWI (All Country World Index) Index is a free float-adjusted market capitalization index that is designed to measure equity market performance in the global developed and emerging markets. You cannot invest directly in an index.

## SCHEDULE OF INVESTMENTS March 31, 2008 (Unaudited)

| | Number of Shares | Value | Percent of Net Assets |
|---|---|---|---|
| **COMMON STOCKS** | | | |
| **Advertising Services** | | | |
| JC Decaux S.A. | 13,908 | $408,844 | 0.49% |
| **Aerospace/Defense** | | | |
| Lockheed Martin Corporation | 14,598 | 1,449,581 | 1.72 |
| Raytheon Company | 37,980 | 2,453,888 | 2.91 |
| | | 3,903,469 | 4.63 |
| **Agricultural Chemicals** | | | |
| Monsanto Company | 7,843 | 874,495 | 1.04 |
| **Automotive - Cars/Trucks - Parts & Equipment** | | | |
| BorgWarner, Inc. | 48,831 | 2,101,198 | 2.49 |
| **Brewery** | | | |
| Heineken Holding N.V. | 55,732 | 2,802,380 | 3.33 |
| **Casino Hotels** | | | |
| Las Vegas Sands Corp.\* | 32,683 | 2,406,776 | 2.86 |
| **Cellular Telecommunications** | | | |
| China Mobile Ltd. ADR | 22,784 | 1,709,028 | 2.03 |
| **Chemicals - Specialty** | | | |
| Lonza Group AG | 16,404 | 2,175,417 | 2.58 |
| **Commercial Banks - Non-U.S.** | | | |
| Industrial and Commercial Bank of China – Cl. H | 633,000 | 440,834 | 0.52 |
| Julius Baer Holding Ltd. | 56,009 | 4,128,344 | 4.90 |
| | | 4,569,178 | 5.42 |
| **Commercial Services** | | | |
| Live Nation, Inc.\* | 19,231 | 233,272 | 0.28 |
| **Commercial Services - Finance** | | | |
| MasterCard, Inc. – Cl. A | 16,280 | 3,630,277 | 4.31 |
| **Computers** | | | |
| Research In Motion, Ltd.\* | 8,562 | 960,913 | 1.14 |
| **Distribution/Wholesale** | | | |
| Li & Fung Ltd. | 120,000 | 442,523 | 0.52 |
| **Energy - Alternate Sources** | | | |
| Vestas Wind Systems A/S\* | 35,064 | 3,830,509 | 4.55 |
| **Engineering/R&D Services** | | | |
| AECOM Technology Corporation\* | 21,993 | 572,038 | 0.68 |
| The Shaw Group, Inc.\* | 40,989 | 1,932,222 | 2.29 |
| | | 2,504,260 | 2.97 |

| | Number of Shares | Value | Percent of Net Assets |
|---|---|---|---|
| **COMMON STOCKS** CONTINUED | | | |
| **Finance - Investment Banker/Broker** | | | |
| Credit Suisse Group | 68,071 | $3,464,897 | 4.11% |
| Duff & Phelps Corporation – Cl. A\* | 33,436 | 601,514 | 0.71 |
| JPMorgan Chase & Co. | 55,418 | 2,380,203 | 2.83 |
| | | 6,446,614 | 7.65 |
| **Finance - Other Services** | | | |
| Bovespa Holdings SA | 149,127 | 2,009,947 | 2.39 |
| **Hotels & Motels** | | | |
| Mandarin Oriental International Ltd. | 665,000 | 1,256,850 | 1.49 |
| Starwood Hotels & Resorts Worldwide, Inc. | 36,803 | 1,904,555 | 2.26 |
| | | 3,161,405 | 3.75 |
| **Industrial Gases** | | | |
| Praxair, Inc. | 13,451 | 1,132,978 | 1.34 |
| **Investment Management/Advisory Services** | | | |
| Oaktree Capital Group, LLC – Cl. A 144a | 34,000 | 935,000 | 1.11 |
| **Machinery - Construction & Mining** | | | |
| Hitachi Construction Machinery Co., Ltd. | 25,000 | 625,752 | 0.74 |
| **Machinery - Farm** | | | |
| Deere & Company | 9,473 | 762,008 | 0.90 |
| **Oil Companies - Integrated** | | | |
| Galp Energia SGPS, S.A. – Cl. B | 80,933 | 1,930,648 | 2.29 |
| Petroleo Brasileiro S.A. ADR | 27,825 | 2,841,211 | 3.37 |
| | | 4,771,859 | 5.66 |
| **Physicians Practice Management** | | | |
| athenahealth, Inc.\* | 15,849 | 375,146 | 0.45 |
| **REITs - Mortgage** | | | |
| Redwood Trust, Inc. | 13,055 | 474,549 | 0.56 |
| **REITs - Warehouse/Industrial** | | | |
| ProLogis | 12,285 | 723,095 | 0.86 |
| **Retail - Apparel/Shoes** | | | |
| lululemon athletica, inc.\* | 15,022 | 427,075 | 0.51 |
| **Retail - Discount** | | | |
| Costco Wholesale Corporation | 57,620 | 3,743,571 | 4.44 |
| **Retail - Drug Store** | | | |
| CVS Caremark Corporation | 8,264 | 334,775 | 0.40 |

\* Non-income producing.

See notes to financial statements.

## SCHEDULE OF INVESTMENTS March 31, 2008 (Unaudited)

| | Number of Shares | Value | Percent of Net Assets |
|---|---|---|---|
| **COMMON STOCKS** CONTINUED | | | |
| | | | |
| **Retail - Restaurants** | | | |
| McDonald's Corporation | 26,614 | $1,484,263 | 1.76% |
| | | | |
| **Transportation - Rail** | | | |
| America Latina Logistica S.A. | 160,615 | 1,620,155 | 1.92 |
| Canadian National Railway Company | 50,744 | 2,451,950 | 2.91 |
| | | 4,072,105 | 4.83 |
| | | | |
| **Transportation - Services** | | | |
| Kuehne + Nagel International AG | 17,016 | 1,702,285 | 2.02 |
| | | | |
| **Water** | | | |
| Veolia Environnement | 6,853 | 477,774 | 0.57 |
| | | | |
| **Web Portals/Internet Service Providers** | | | |
| Google, Inc. – Cl. A* | 7,050 | 3,105,314 | 3.69 |
| | | | |
| **TOTAL COMMON STOCKS** (Cost $69,616,562) | | 69,318,054 | 82.27 |

| | Number of Shares | Value | Percent of Net Assets |
|---|---|---|---|
| **SHORT-TERM INVESTMENTS** | | | |
| SSgA Prime Money Market Fund, 3.34% | 1 | $ 1 | 0.00% |
| SSgA U.S. Government Money Market Fund, 2.07% | 3,789,044 | 3,789,044 | 4.50 |
| SSgA U.S. Treasury Money Market Fund, 1.17% | 3,829,314 | 3,829,314 | 4.54 |
| Federal Home Loan Bank Discount Note , 1.50%, 4/1/08 | 8,500,000 | 8,500,000 | 10.09 |
| **TOTAL SHORT-TERM INVESTMENTS** (Cost $16,118,359) | | 16,118,359 | 19.13 |
| **TOTAL INVESTMENTS** (Cost $85,734,921) | | 85,436,413 | 101.40 |
| Liabilities Less Cash and Other Assets | | (1,179,959) | (1.40) |
| **NET ASSETS** | | $84,256,454 | 100.00% |

### SUMMARY OF INVESTMENTS BY COUNTRY

| Country | Market Value | Percent of Investment Securities |
|---|---|---|
| Brazil | $6,471,313 | 7.6% |
| Canada | 3,839,938 | 4.5 |
| China | 440,834 | 0.5 |
| Denmark | 3,830,509 | 4.5 |
| France | 886,618 | 1.0 |
| Hong Kong | 3,408,401 | 4.0 |
| Japan | 625,752 | 0.7 |
| Netherlands | 2,802,380 | 3.3 |
| Portugal | 1,930,648 | 2.3 |
| Switzerland | 11,470,943 | 13.4 |
| United States[1] | 49,729,077 | 58.2 |
| **Total** | **$85,436,413** | **100.0%** |

## STATEMENT OF ASSETS AND LIABILITIES
March 31, 2008 (Unaudited)

(Amounts in thousands)

| **ASSETS** | |
|---|---|
| Investments, at value (cost $85,735) | $85,436 |
| Receivable for investments sold | 1,168 |
| Receivable for capital stock sold | 190 |
| Interest and dividends receivable | 93 |
| Prepaid expenses and other assets | 37 |
| **Total Assets** | 86,924 |

| **LIABILITIES** | |
|---|---|
| Payable for investments purchased | 2,382 |
| Payable for capital stock redeemed | 143 |
| Accrued investment advisory fee | 9 |
| Accrued distribution fee | 35 |
| Accrued trustees' fees | 21 |
| Accrued transfer agent fees and expenses | 2 |
| Accrued expenses and other liabilities | 76 |
| **Total Liabilities** | 2,668 |
| **NET ASSETS** | $84,256 |

| **NET ASSETS CONSIST OF** | |
|---|---|
| Paid-in-capital | $90,003 |
| Accumulated net investment income | 108 |
| Accumulated net realized loss on investments and foreign currency transactions | (5,555) |
| Net unrealized depreciation on investments and foreign currency translations | (300) |
| **NET ASSETS** | $84,256 |
| SHARES OUTSTANDING, $0.001 par value (Unlimited shares authorized) | 8,149 |
| NET ASSET VALUE, REDEMPTION PRICE, AND OFFERING PRICE PER SHARE (NET ASSETS/SHARES OUTSTANDING)* | $10.34 |

## STATEMENT OF OPERATIONS
For the Six Months Ended March 31, 2008 (Unaudited)

(Amounts in thousands)

| **INVESTMENT INCOME** | |
|---|---|
| Interest | $194 |
| Dividends (net of $1 of non-reclaimable foreign withholding taxes) | 256 |
| **Total Investment Income** | 450 |

| **EXPENSES** | |
|---|---|
| Investment advisory fees | 269 |
| Custody and fund accounting fees | 81 |
| Distribution fees | 79 |
| Fund administration fees | 37 |
| Transfer agent fees and expenses | 28 |
| Federal and state registration fees | 15 |
| Printing and postage expenses | 3 |
| Miscellaneous | 1 |
| Professional fees | 1 |
| Trustees' fees and expenses | —[1] |
| **Total Expenses** | 514 |
| Less waiver of expenses and expenses paid indirectly | (276) |
| **Net Expenses** | 238 |
| **NET INVESTMENT INCOME** | 212 |

| **REALIZED AND UNREALIZED GAIN/LOSS** | |
|---|---|
| Net realized loss on investments | (5,337) |
| Net realized gain on foreign currency transactions | 245 |
| Change in unrealized appreciation/depreciation on investments and foreign currency translations | (3,384) |
| **Net Loss on Investments** | (8,476) |
| **NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS** | $(8,264) |

---

\* Non-income producing.

[1] Includes short-term securities.

See notes to financial statements.

---

\* Not in thousands.

[1] Less than $1,000. Includes $639 for trustees' fees and expenses, and $(948) for the unrealized depreciation related to the mark to market of the shares in the Deferred Fee Plan during the six months ended March 31, 2008.

See notes to financial statements.

## STATEMENTS OF CHANGES IN NET ASSETS

| (Amounts in thousands) | Six Months Ended 3/31/08 (Unaudited) | 6/29/07* to 9/30/07 |
|---|---|---|
| **OPERATIONS** | | |
| Net investment income | $212 | $57 |
| Net realized gain (loss) on investments | (5,337) | 350 |
| Net realized gain (loss) on foreign currency transactions | 245 | (50) |
| Change in unrealized appreciation/depreciation on investments and foreign currency translations | (3,384) | 3,084 |
| **Net increase (decrease) in net assets resulting from operations** | **(8,264)** | **3,441** |
| **DISRIBUTIONS** | | |
| Net investment income | (236) | — |
| Net realized gains | (763) | — |
| **Total distributions** | **(999)** | **—** |
| **CAPITAL SHARE TRANSACTIONS** | | |
| Proceeds from sale of shares | 74,521 | 29,091 |
| Proceeds from reinvestment of distributions | 987 | — |
| Redemption fees | 23 | 5 |
| Redemption of shares | (13,489) | (1,060) |
| **Net increase from capital share transactions** | **62,042** | **28,036** |
| **TOTAL INCREASE IN NET ASSETS** | **52,779** | **31,477** |
| **NET ASSETS** | | |
| Beginning of period | 31,477 | — |
| **END OF PERIOD** | **$84,256** | **$31,477** |
| Accumulated net investment income | 108 | 132 |
| **TRANSACTIONS IN SHARES** | | |
| Shares sold | 6,547 | 2,851 |
| Shares issued in reinvestment of distributions | 84 | — |
| Shares redeemed | (1,230) | (103) |
| **NET INCREASE** | **5,401** | **2,748** |

* Commencement of operations.

See notes to financial statements.

## FINANCIAL HIGHLIGHTS

| For a Fund Share Outstanding Throughout the Period. | Six Months Ended 3/31/08 (Unaudited) | 6/29/07* to 9/30/07 |
|---|---|---|
| **NET ASSET VALUE, BEGINNING OF PERIOD** | $11.46 | $10.00 |
| **INCOME FROM INVESTMENT OPERATIONS** | | |
| Net investment income | 0.03 | 0.02 |
| Net realized and unrealized gains (losses) on investment | (0.93) | 1.44 |
| **Total from investment operations** | **(0.90)** | **1.46** |
| **DISTRIBUTIONS & OTHER** | | |
| Net investment income | (0.05) | — |
| Net realized gains | (0.17) | — |
| Redemption fees [See Note 2(i)] | —[1] | —[1] |
| **Total distributions & other** | **(0.22)** | **—** |
| **NET ASSET VALUE, END OF PERIOD** | **$10.34** | **$11.46** |
| **TOTAL RETURN** | **(8.06)%[4]** | **14.60%[5]** |
| **SUPPLEMENTAL DATA AND RATIOS** | | |
| Net assets, end of period (000s) | $84,256 | $31,477 |
| Ratio of expenses to average net assets, less waivers and before expenses paid indirectly | 0.75%[3] | 0.75%[3] |
| Ratio of net investment income to average net assets, net of waivers and expenses paid indirectly | 0.67%[3] | 1.06%[3] |
| Ratio of expenses to average net assets, before waivers and expenses paid indirectly | 1.62%[3] | 4.48%[3] |
| Ratio of net investment loss to average net assets, before waivers and expenses paid indirectly | (0.20)%[3] | (2.67)%[3] |
| Portfolio turnover rate[2] | 80%[4] | 56%[5] |

* Commencement of operations.
[1] Less than $0.01.
[2] Portfolio turnover is greater than most funds due to the investment style of the Fund.
[3] Annualized.
[4] Not annualized for the six months ended March 31, 2008.
[5] Not annualized for the period June 29, 2007 to September 30, 2007.

See notes to financial statements.

**NOTES TO FINANCIAL STATEMENTS** March 31, 2008 (UNAUDITED)

## 1. Organization

The Marsico Investment Fund (the "Trust") was organized on October 1, 1997, as a Delaware Statutory Trust and is registered under the Investment Company Act of 1940 (the "1940 Act") as an open-end management investment company. The Focus Fund, the Growth Fund, the 21st Century Fund, the International Opportunities Fund, the Flexible Capital Fund, and the Global Fund (collectively, the "Funds") are separate investment portfolios of the Trust. The Focus Fund and the Flexible Capital Fund are non-diversified funds and the Growth Fund, the 21st Century Fund, the International Opportunities Fund, and the Global Fund are diversified funds. The Focus and Growth Funds commenced operations on December 31, 1997, the 21st Century Fund commenced operations on February 1, 2000, the International Opportunities Fund commenced operations on June 30, 2000, the Flexible Capital Fund commenced operations on December 29, 2006, and the Global Fund commenced operations on June 29, 2007. Affiliates of the Adviser hold approximately 24% of the Flexible Capital Fund and 7% of the Global Fund as of March 31, 2008.

## 2. Significant Accounting Policies

The following is a summary of significant accounting policies consistently followed by the Funds in the preparation of their financial statements. These policies are in conformity with Generally Accepted Accounting Principles ("GAAP") for investment companies. The presentation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Certain prior year information has been reformatted to conform to the current year presentation.

(a) Investment Valuation—A security traded on a recognized stock exchange is valued at the last sale price prior to the closing of the principal exchange on which the security is traded. Securities traded on NASDAQ generally will be valued at the NASDAQ Official Closing Price. If no sale is reported on the valuation date, the most current bid price will generally be used. Other securities for which over-the-counter market quotations are readily available are generally valued at the last sale price. Debt securities that will mature in more than 60 days are generally valued at their bid prices furnished by a pricing service. Debt securities that will mature in 60 days or less are valued at amortized cost, if it approximates market value. Any securities for which market quotations are not readily available are valued at their fair value as determined in good faith by the Adviser in accordance with procedures established by, and under the general supervision of, the Funds' Board of Trustees. The Funds may use pricing services to assist in determining market value. The Board of Trustees has authorized the use of a pricing service to assist the Funds in valuing certain equity securities listed or traded on foreign security exchanges in the Funds' portfolios in certain circumstances where there is a significant change in the value of related U.S.- traded securities, as represented by the S&P 500 Index.

(b) Expenses—The Funds are charged for those expenses that are directly attributable to each Fund, such as advisory and custodial fees.

Expenses that are not directly attributable to a Fund are typically allocated among the Funds in proportion to their respective net assets. The Funds' expenses may be reduced by voluntary advisory fee waivers, brokerage credits and uninvested cash balances earning interest or credits. Such credits are included in Waiver of Expenses and Expenses Paid Indirectly in the Statement of Operations.

The Funds received credits on certain custody account balances which reduced certain transfer agent fees and expenses in the amount of $3,259, $2,065, $1,785, $568, $15, and $44 for the Focus Fund, Growth Fund, 21st Century Fund, International Opportunities Fund, Flexible Capital Fund, and Global Fund respectively, for the six months ended March 31, 2008. Custody account earnings credits are included in Expenses Paid Indirectly on the Statements of Operations.

(c) Federal Income Taxes—Each Fund intends to comply with the requirements of the Internal Revenue Code necessary to qualify as a regulated investment company and to make the requisite distributions of income to its shareholders which will be sufficient to relieve it from all or substantially all federal and state income taxes. Certain funds may utilize earnings and profits on redemption of shares as part of the dividends paid deduction.

(d) Distributions to Shareholders—Dividends from net investment income and net realized capital gains, if any, will be declared and paid at least annually. Distributions to shareholders are recorded on the ex-dividend date. Each Fund may periodically make reclassifications among certain of its capital accounts as a result of the timing and characterization of certain income and capital

gains distributions determined in accordance with federal tax regulations, which may differ from GAAP. These reclassifications are due to differing treatment for items such as deferral of wash sales, foreign currency transactions, deferred trustees compensation, net operating losses and post-October capital losses.

(e) Foreign Currency Translation—The accounting records of the Funds are maintained in U.S. dollars. Values of securities denominated in foreign currencies are translated into U.S. dollars at 4:00 p.m. ET. Amounts related to the purchase and sale of foreign securities and investment income are translated at the rates of exchange prevailing on the respective dates of such transactions.

Reported realized gains on foreign currency transactions arise from sales of portfolio securities, forward currency contracts, currency gains or losses realized between the trade and settlement dates on securities transactions, the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Funds' books, and the U.S. dollar equivalent of the amounts actually received or paid.

The Funds do not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held at fiscal year-end. Net unrealized appreciation or depreciation on investments and foreign currency translations arise from changes in the value of assets and liabilities, including investments in securities at fiscal year-end, resulting from changes in the exchange rates and changes in market prices of securities held.

NOTES TO FINANCIAL STATEMENTS March 31, 2008 (UNAUDITED) (continued)

(f) Forward Currency Contracts and Futures Contracts—The Funds may enter into forward currency contracts to reduce their exposure to changes in foreign currency exchange rates on their foreign holdings and to lock in the U.S. dollar cost of firm purchase and sale commitments for securities denominated in foreign currencies. A forward currency contract is a commitment to purchase or sell a foreign currency at a future date at a negotiated forward rate. The gain or loss arising from the difference between the U.S. dollar cost of the original contract and the value of the foreign currency in U.S. dollars upon closing of such contract is included in net realized gain or loss from foreign currency transactions.

Forward currency contracts held by the Funds are fully collateralized by other securities. If held by the Funds, such collateral would be in the possession of the Funds' custodian. The collateral would be evaluated daily to ensure its market value equals or exceeds the current market value of the corresponding forward currency contracts.

Futures contracts are marked to market daily and the resultant variation margin is recorded as an unrealized gain or loss. When a contract is closed, a realized gain or loss is recorded equal to the difference between the opening and closing value of the contract. Generally, open forward and futures contracts are marked to market (i.e., treated as realized and subject to distribution) for federal income tax purposes at fiscal year-end.

Foreign-denominated assets and forward currency contracts may involve more risks than domestic transactions, including currency risk, political and economic risk, regulatory risk and market risk. Risks may arise from the potential inability of a counterparty to meet the terms of a contract and from unanticipated movements in the value of foreign currencies relative to the U.S. dollar.

The Funds may enter into "futures contracts" and "options" on securities, financial indexes, foreign currencies, forward contracts, interest rate swaps and swap-related products. The Funds intend to use such derivative instruments primarily to hedge or protect from adverse movements in securities prices, currency rates or interest rates. The use of futures contracts and options may involve risks such as the possibility of illiquid markets or imperfect correlation between the value of the contracts and the underlying securities, or that the counterparty will fail to perform its obligations. There were no futures, forward currency contracts, or swap-related products open as of March 31, 2008.

(g) Options Contracts—The Funds may purchase and write (sell) put and call options on foreign and domestic stock indices, foreign currencies and U.S. and foreign securities that are traded on U.S. and foreign securities exchanges and over-the-counter markets. These transactions are for hedging purposes or for the purpose of earning additional income. In addition, the Funds may enter into such transactions for cross-hedging purposes.

The risk associated with purchasing an option is that the Fund pays a premium whether or not the option is exercised. Additionally, the Fund bears the risk of loss of premium and change in market value should the counterparty not perform under the contract. Put and call options purchased are accounted for in the same manner as portfolio securities. The cost of securities acquired through the exercise of call options is increased by premiums paid. The proceeds from securities sold through the exercise of put options are decreased by the premiums paid.

When the Fund writes an option, the premium received by the Fund is recorded as a liability and is subsequently adjusted to the current market value of the option written. Premiums received from writing options that expire are recorded by the Fund on the expiration date as realized gains from option transactions. The difference between the premium and the amount paid on effecting a closing purchase transaction, including brokerage commissions, is also treated as a realized gain, or if the premium is less than the amount paid for the closing purchase transaction, as a realized loss. If a call option is exercised, the premium is added to the proceeds from the sale of the underlying security or currency in determining whether the Fund has realized a gain or loss. If a put option is exercised, the premium reduces the cost basis of the security or currency purchased by the Fund. In writing an option, the Fund bears the market risk of an unfavorable change in the price of the security or currency underlying the written option. Exercise of an option written by the Fund could result in the Fund selling or buying a security or currency at a price different from the current market value. There were no options open as of March 31, 2008.

(h) Trustees' Deferred Fee Plan— Effective February 1, 2000, the Board of Trustees adopted the Marsico Investment Fund Deferred Fee Plan (the "Deferred Fee Plan"), amended and restated as of December 30, 2005, which allows the Trustees to defer the receipt of all or a portion of their compensation received from the Funds. Any deferred fees are credited to accounts established on behalf of the Trustees into the Funds as directed by each Trustee. The amounts credited to these accounts increase or decrease in accordance with the performance of the Funds selected by the Trustees. The market value of the deferred account balances as of March 31, 2008 is shown on the Statement of Assets and Liabilities as part of an asset account, "Prepaid expenses and other assets," and a liability account, "Accrued trustees' fees." Additionally, the fluctuation of the account balances due to the Funds performance is recorded by the Funds as unrealized appreciation/(depreciation) which is shown as part of "Net unrealized appreciation on investments and foreign currency translations" on the Statement of Assets and Liabilities and as compensation expense which is shown as part of the expense account "Trustees' fees and expenses" on the Statement of Operations. Fees earned and deferred by the Trustees for the six months ended March 31, 2008 are also included in "Trustees' fees and expenses" on the Statement of Operations. Amounts credited to the Deferred Fee Plan will be deferred until distributed in accordance with the Deferred Fee Plan.

(i) Redemption Fee—A 2.00% redemption fee is retained by the Funds to offset transaction costs and other expenses associated with short-term investing. The fee is imposed on certain redemptions or exchanges of shares held 30 days or less from their purchase date. Redemption fees are recorded by the Funds as a reduction of shares redeemed and as a credit to paid-in-capital. For the six months ended March 31, 2008, the Focus Fund, Growth Fund, 21st Century Fund, International Opportunities Fund, Flexible Capital Fund and Global Fund received $25,673, $83,553, $109,526, $80,756,

**NOTES TO FINANCIAL STATEMENTS** March 31, 2008 (UNAUDITED) (continued)

$1,346 and $22,562, respectively, in redemption fees.

(j) Financial Accounting Standards Board Interpretation No. 48—In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" (the "Interpretation"). The Interpretation establishes for all entities, including pass-through entities such as the Funds, a minimum threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures. The Focus Fund, Growth Fund, 21st Century Fund, and International Opportunities Fund adopted the Interpretation on October 1, 2007. The Flexible Capital Fund and Global Fund adopted the Interpretation at their respective commencement dates. The interpretation requires management to analyze all open tax years, fiscal years 2003-2006 as defined by statute of limitations, for all major jurisdictions, including federal tax authorities and certain tax authorities. Management has evaluated the application of the Interpretation to the Funds and has determined there is no material impact on the Funds' financial statements.

(k) Other—Investment transactions are accounted for on a trade date basis. Each Fund determines the gain or loss realized from the investment transactions by comparing the original cost of the security lot sold with the net sale proceeds. Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities will be recorded as soon as the Trust is informed of the dividend if such information is obtained subsequent to the

ex-dividend date. Interest income is recognized on an accrual basis.

During the six months ended March 31, 2008, a broker reimbursed $5,919 to the Flexible Capital Fund and $57,680 to the Global Fund for losses due to a processing error. These reimbursements did not have an impact on the total return of these Funds.

(l) Indemnifications—In the normal course of business, the Funds enter into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

**3. Investment Advisory Agreement and Transactions With Affiliates**

Each Fund has an agreement with Marsico Capital Management, LLC (the "Adviser") to furnish investment advisory services to the Funds. Under the terms of these agreements, the Adviser is compensated for managing the Focus Fund and the Growth Fund at the rate of 0.85% per year of average daily net assets up to $3 billion in each Fund, and 0.75% per year of average daily net assets exceeding $3 billion in each Fund; and at a rate of 0.85% of the average daily net assets of the 21st Century Fund, the International Opportunities Fund, the Flexible Capital Fund, and the Global Fund. The Adviser has voluntarily agreed to limit the total expenses of each Fund (excluding interest, taxes, acquired fund fees and expenses, litigation, brokerage and extraordinary expenses) to an annual rate of 1.60% of the Focus and International Opportunities Funds' average net assets, 1.50% of the Growth and the 21st Century Funds' average

net assets, and 0.75% of the Flexible Capital and Global Funds' average net assets until December 31, 2008. This fee waiver is voluntary and may be terminated at any time. Prior to June 1, 2007, the Adviser's voluntary limitation agreement relating to the Flexible Capital Fund limited total expenses of the Flexible Capital Fund (excluding interest, taxes, acquired fund fees and expenses, litigation, brokerage and extraordinary expenses) to an annual rate of 1.60% of the Flexible Capital Fund's average net assets.

The voluntary waiver of expenses for the year ended September 30, 2003 excludes as an extraordinary item the unrealized appreciation of $30,090 and $17,937, respectively, for the 21st Century Fund and International Opportunities Fund related to the mark-to-market of the shares of the Deferred Fee Plan. As a result, the unrealized appreciation is retained by the Funds in accordance with the Deferred Fee Plan. For periods subsequent to September 30, 2003, unrealized appreciation/depreciation of Fund shares in the Deferred Fee Plan will be subject to the Funds' expense reimbursement agreement with the Adviser.

The Adviser is entitled to reimbursement from a Fund of any fees waived pursuant to this arrangement if such reimbursements do not cause a Fund to exceed existing expense limitations and the reimbursement is made within three years after the year in which the Adviser incurred the expense. As of March 31, 2008, reimbursements that may potentially be made by the Flexible Capital Fund and the Global Fund to the Adviser are $358,684 and $475,670, respectively, which expire between 2010 and 2011.

Prior to December 14, 2007, Banc of America Securities was an affiliate of the Adviser. Banc of America Securities may be designated as an

introductory broker on certain Fund transactions. For the six months ended March 31, 2008, none of the Funds paid brokerage commissions to Banc of America Securities.

Thomas F. Marsico, the founder and CEO of the Adviser, and a company controlled by him, completed a buy back of ownership of the Adviser from Bank of America Corporation on December 14, 2007, following approval of new investment advisory and management agreements by shareholders of the Funds. Previously, the Adviser had been a wholly-owned subsidiary of the Bank of America Corporation since 2001.

The new investment advisory and management agreements are identical in all material respects to the agreements previously in place, and the change in control did not change in any significant way the services provided to the Funds.

**4. Service and Distribution Plan**

The Funds have adopted a Service and Distribution Plan (the "Plan") pursuant to Rule 12b-1 under the 1940 Act. The Plan authorizes payments by the Funds in connection with the distribution of their shares at an annual rate, as determined from time to time by the Board of Trustees, of up to 0.25% of a Fund's average daily net assets.

**NOTES TO FINANCIAL STATEMENTS** March 31, 2008 (UNAUDITED)  (continued)

**5. Investment Transactions**

The aggregate purchases and sales of securities, excluding short-term investments, for the Funds for the period ended March 31, 2008, were as follows:

| (Amounts in thousands) | Focus Fund | Growth Fund | 21st Century Fund | International Opportunities Fund | Flexible Capital Fund | Global Fund |
|---|---|---|---|---|---|---|
| Purchases | $1,791,380 | $1,119,790 | $1,677,445 | $477,851 | $21,991 | $94,286 |
| Sales | $2,264,359 | $1,069,868 | $1,463,176 | $402,343 | $26,207 | $43,407 |

There were no purchases or sales of U.S. government securities, excluding short-term investments.

**6. Transactions with Affiliated Companies**

KKR Financial Holdings LLC is deemed to be an affiliated company of the 21st Century Fund for the six months ended March 31, 2008. An affiliated company is a company in which a fund has ownership of at least 5% of the outstanding voting securities during the period. The 21st Century Fund conducted the following transactions during the six months ended March 31, 2008 in the shares of affiliated companies as so defined:

| 21st Century Fund | Market Value at 9/30/07 | Purchases Shares | $ Cost | Sales Shares | $ Cost | Realized Gain/(Loss) | Dividend Income | Market Value at 3/31/08 |
|---|---|---|---|---|---|---|---|---|
| KKR Financial Holdings LLC* | $100,270,592 | — | $— | 2,247,614 | $32,365,642 | $(3,197,600) | $5,900,777 | $46,882,044 |

* Company was not an affiliate at March 31, 2008.

**7. Federal Income Tax Information**

At March 31, 2008 gross unrealized appreciation and depreciation of investments, based on cost for federal income tax purposes were as follows:

| (Amounts in thousands) | Focus Fund | Growth Fund | 21st Century Fund | International Opportunities Fund | Flexible Capital Fund | Global Fund |
|---|---|---|---|---|---|---|
| Cost of investments | $3,238,207 | $2,192,039 | $2,350,397 | $720,959 | $17,303 | $86,601 |
| Gross Unrealized Appreciation | $774,444 | $680,796 | $191,449 | $115,503 | $1,157 | $1,389 |
| Gross Unrealized Depreciation | (88,184) | (171,947) | (141,902) | (20,907) | (768) | (2,553) |
| Net Unrealized Appreciation (Depreciation) on investments | $686,260 | $508,849 | $49,547 | $94,596 | $389 | $(1,164) |

The difference between cost amounts for financial statement and federal income tax purposes is due primarily to wash sale loss deferrals and foreign currency transactions.

The 21st Century, International Opportunities and Flexible Capital Funds had realized currency losses (in thousands) from transactions between November 1, 2006 and September 30, 2007 of $355, $283 and $11 respectively. Post-October currency losses and capital losses are treated as arising in the fund's next fiscal year.

The Growth and 21st Century Funds utilized (in thousands) $25,104 and $105, respectively, of its capital loss carryforwards during the year ended September 30, 2007.

As of September 30, 2007 the components of accumulated earnings (deficit) on a tax basis were as follows:

| (Amounts in thousands) | Focus Fund | Growth Fund | 21st Century Fund | International Opportunities Fund | Flexible Capital Fund | Global Fund |
|---|---|---|---|---|---|---|
| Undistributed ordinary income (deficit) | $(701) | $(380) | $81,169 | $35,805 | $1,046 | $563 |
| Undistributed long-term capital gains | 322,190 | 94,089 | 23,195 | 51,126 | 14 | — |
| Tax accumulated earnings | 321,489 | 93,709 | 104,364 | 86,931 | 1,060 | 563 |
| Accumulated Capital and Other Losses | — | — | (355) | (283) | (11) | — |
| Unrealized appreciation on investments | 1,492,052 | 925,352 | 402,796 | 189,804 | 1,483 | 2,953 |
| **Total accumulated earnings** | **$1,813,541** | **$1,019,061** | **$506,805** | **$276,452** | **$2,532** | **$3,516** |

Undistributed ordinary income (deficit) consists of net investment income, short-term capital gains and timing differences related to post-October currency losses and deferred Trustees' compensation.

The Focus, 21st Century, and International Opportunities Funds distributed to shareholders (in thousands) ordinary income of $5,110, $10,724 and $9,321, respectively, for the fiscal year ended September 30, 2007. The Focus and International Opportunities Funds distributed to shareholders (in thousands) long term capital gains of $118,229 and $16,411, respectively, for the fiscal year ended September 30, 2007.

The 21st Century and International Opportunities Funds distributed to shareholders (in thousands) ordinary income of $67 and $2,078, respectively, for the fiscal year ended September 30, 2006.

**NOTES TO FINANCIAL STATEMENTS** March 31, 2008 (UNAUDITED)  (continued)

## New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements." The Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. The Statement establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and is to be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied; the Statement will be effective for the Funds beginning October 1, 2008. As of March 31, 2008, management does not believe the adoption of the Statement will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of changes in net assets for a fiscal period.

## Results of Shareholder Meeting (Unaudited)

A special meeting of shareholders of the Trust was held on November 9, 2007, a continuation of the meeting held on October 12, 2007.

The sole matter voted on by the shareholders of record as of July 26, 2007 (the "Record Date") was the approval of new Investment Advisory and Management Agreements for each of the Funds. The number of shares outstanding for each Fund as of the Record Date was 236,914,857 for the Focus Fund; 132,813,850 for the Growth Fund; 125,873,061 for the 21st Century Fund; and 41,093,133 for the International Opportunities Fund.

With respect to the proposal to approve the new Investment Advisory and Management Agreement for each of the Funds, the results of the vote were as follows:

| FUND | FOR | AGAINST | ABSTAIN |
| --- | --- | --- | --- |
| Focus Fund | 115,458,798 | 2,765,940 | 6,688,289 |
| Growth Fund | 68,104,290 | 774,234 | 3,369,075 |
| 21st Century Fund | 64,837,358 | 1,081,319 | 1,923,931 |
| International Opportunities Fund | 21,692,237 | 343,892 | 656,855 |

Shareholders of the Flexible Capital Fund and the Global Fund approved new Investment Advisory and Management Agreements at the special meeting of shareholders on October 12, 2007, as reported in the Trust's Annual Report dated September 30, 2007.

**EXPENSE EXAMPLE** For the six months ended March 31, 2008 (UNAUDITED)

As a shareholder of the Marsico Funds (the "Funds"), you incur two types of costs: (1) transaction costs, including redemption fees on certain redemptions; and (2) ongoing costs, including management fees; distribution (12b-1) fees, and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Funds and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period from October1, 2007 to March 31, 2008 (the "period").

## Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 equals 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During the Period" to estimate the expenses you paid on your account during the period.

## Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Funds' actual expense ratios and an assumed rate of return of 5% per year before expenses, which is not the actual return of any of the Funds. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Funds and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as redemption fees. Therefore, the second line of the table is useful in comparing the ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs could have been higher.

**EXPENSE EXAMPLE** For the six months ended March 31, 2008 (UNAUDITED) (continued)

**Expenses Paid During the Period**

### FOCUS FUND

|  | Beginning account value October 1, 2007 | Ending account value March 31, 2008 | Expenses paid for the six-month period ended March 31, 2008[1] |
|---|---|---|---|
| Actual Example | $1,000.00 | $864.80 | $5.68 |
| Hypothetical Example, assuming a 5% return before expenses | $1,000.00 | $1,018.91 | $6.14 |

### GROWTH FUND

|  | Beginning account value October 1, 2007 | Ending account value March 31, 2008 | Expenses paid for the six-month period ended March 31, 2008[1] |
|---|---|---|---|
| Actual Example | $1,000.00 | $860.50 | $5.82 |
| Hypothetical Example, assuming a 5% return before expenses | $1,000.00 | $1,018.75 | $6.31 |

### 21st CENTURY FUND

|  | Beginning account value October 1, 2007 | Ending account value March 31, 2008 | Expenses paid for the six-month period ended March 31, 2008[1] |
|---|---|---|---|
| Actual Example | $1,000.00 | $864.00 | $5.97 |
| Hypothetical Example, assuming a 5% return before expenses | $1,000.00 | $1,018.60 | $6.46 |

### INTERNATIONAL OPPORTUNITIES FUND

|  | Beginning account value October 1, 2007 | Ending account value March 31, 2008 | Expenses paid for the six-month period ended March 31, 2008[1] |
|---|---|---|---|
| Actual Example | $1,000.00 | $896.40 | $6.42 |
| Hypothetical Example, assuming a 5% return before expenses | $1,000.00 | $1,018.23 | $6.83 |

### FLEXIBLE CAPITAL FUND

|  | Beginning account value October 1, 2007 | Ending account value March 31, 2008 | Expenses paid for the six-month period ended March 31, 2008[1] |
|---|---|---|---|
| Actual Example | $1,000.00 | $907.80 | $3.58 |
| Hypothetical Example, assuming a 5% return before expenses | $1,000.00 | $1,021.25 | $3.79 |

### GLOBAL FUND

|  | Beginning account value October 1, 2007 | Ending account value March 31, 2008 | Expenses paid for the six-month period ended March 31, 2008[1] |
|---|---|---|---|
| Actual Example | $1,000.00 | $919.40 | $3.60 |
| Hypothetical Example, assuming a 5% return before expenses | $1,000.00 | $1,021.25 | $3.79 |

[1] Expenses are equal to the Funds' annualized expense ratios (1.217% for the Focus Fund, 1.251% for the Growth Fund, 1.281% for the 21st Century Fund, 1.355% for the International Opportunities Fund, 0.750% for the Flexible Capital Fund, and 0.750% for the Global Fund), multiplied by the average account value over the period, multiplied by 183/366 (to reflect the six month period).

[1] Expenses are equal to the Funds' annualized expense ratios (1.217% for the Focus Fund, 1.251% for the Growth Fund, 1.281% for the 21st Century Fund, 1.355% for the International Opportunities Fund, 0.750% for the Flexible Capital Fund, and 0.750% for the Global Fund), multiplied by the average account value over the period, multiplied by 183/366 (to reflect the six month period).

**OTHER INFORMATION** (Unaudited)

**Proxy Voting Guidelines**

The Funds exercise the voting rights associated with the securities held by the Funds under the proxy voting policy of the Funds. A description of those policies and procedures of the Funds and a record of the Funds' proxy votes for the one-year period ended June 30, 2007 are available without charge, upon request, by calling 888-860-8686. It is also available on the Securities and Exchange Commission's website at www.sec.gov.

**Quarterly Filing of Portfolio Holdings**

The Funds will file their complete schedule of investments with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Funds' Form N-Q will be available (i) on the SEC's Website at www.sec.gov; (ii) at the SEC's Public Reference Room; and (iii) by calling 800-SEC-0330.





**MARSICO**
F U N D S®

Helping you appreciate life℠

The Marsico Investment Fund

UMB Distribution Services, LLC, Distributor

P.O. Box 3210, Milwaukee, WI 53201-3210

**www.marsicofunds.com** • **888.860.8686**